EXHIBIT 99.2

FELDMAN FINANCIAL ADVISORS, INC.

1725 K STREET, NW • SUITE 205

WASHINGTON, DC 20006

202-467-6862

(FAX) 202-467-6963

Slavie Federal Savings Bank

Bel Air, Maryland

Conversion Valuation Appraisal Report

Valued as of September 8, 2004

Prepared By

Feldman Financial Advisors, Inc.

Washington, D.C.

FELDMAN FINANCIAL ADVISORS, INC.

1725 K STREET, NW • SUITE 205

WASHINGTON, DC 20006

202-467-6862

(FAX) 202-467-6963

September 8, 2004

Board of Directors

Slavie Federal Savings Bank

1614 Churchville Road

Bel Air, Maryland 21015

Gentlemen:

At your request, we have completed and hereby provide an independent appraisal (the “Appraisal”) of the estimated pro forma market value of Slavie Federal Savings Bank (the “Bank”) on a fully converted basis as of September 8, 2004 in conjunction with the Bank’s reorganization (the “Reorganization”) from a mutual savings bank to the mutual holding company (“MHC”) form of ownership. Pursuant to the Reorganization, the Bank will become a federal stock savings bank subsidiary of SFSB, Inc. (the “Company”). The Company will be a majority-owned subsidiary of Slavie Bancorp, MHC and offer 45% of its outstanding shares of common stock for sale in a subscription and community offering to certain members of the Bank and the general public. The Appraisal is furnished pursuant to the filing by the Bank of the Application for Approval of Mutual Holding Company Reorganization (the “Application”) with the Office of Thrift Supervision (“OTS”).

Feldman Financial Advisors, Inc. (“Feldman Financial”) is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I.

In preparing the Appraisal, we conducted an analysis of the Bank that included discussions with the Bank’s management, the Bank’s legal counsel, Ober, Kaler, Grimes & Shriver, and the Bank’s independent auditor, Beard Miller Company LLP. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

We also reviewed, among other factors, the economy in the Bank’s primary market area and compared the Bank’s financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

The Appraisal is based on the Bank’s representation that the information contained in the Application and additional evidence furnished to us by the Bank and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Bank and its independent auditor, nor did we independently value the assets or liabilities of the Bank. The Appraisal considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

Slavie Federal Savings Bank

September 8, 2004

Page Two

It is our opinion that, as of September 8, 2004, the estimated pro forma market value of the Bank on a fully converted basis was within a range (the “Valuation Range”) of $19,125,000 to $25,875,000 with a midpoint of $22,500,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase from the midpoint to establish the maximum. Assuming an additional 15% increase above the maximum value would result in an adjusted maximum of $29,756,250. As part of the Reorganization, the Company will offer common stock equal to 45% of the aggregate pro forma market value for sale in a subscription and community offering. Thus, assuming an offering price of $10.00 per share of common stock, the Company will offer a minimum of 860,625 shares, a midpoint of 1,012,500 shares, a maximum of 1,164,275 shares, and an adjusted maximum of 1,339,031 shares. The aggregate pro forma market value of the common stock sold in the offering will range from $8,606,250 at the minimum and $10,125,000 at the midpoint to $11,642,750 at the maximum and $13,390,310 at the adjusted maximum.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Reorganization. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Reorganization will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

Respectfully submitted,

Feldman Financial Advisors, Inc.

Trent R. Feldman
President

Peter W. L. Williams
Principal

FELDMAN FINANCIAL ADVISORS, INC.

i

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LIST OF TABLES

ii

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INTRODUCTION

As requested, Feldman Financial Advisors, Inc. (“Feldman Financial”) has prepared an independent appraisal (the “Appraisal”) of the estimated pro forma market value of Slavie Federal Savings Bank (the “Bank”) on a fully converted basis as of September 8, 2004 in conjunction with the Bank’s reorganization (the “Reorganization”) from a mutual savings bank to the mutual holding company (“MHC”) form of ownership. Pursuant to the Reorganization, the Bank will become a federal stock savings bank subsidiary of SFSB, Inc. (the “Company”). The Company will be a majority-owned subsidiary of Slavie Bancorp, MHC and offer 45% of its outstanding shares of common stock for sale in a subscription and community offering to certain members of the Bank and the general public. The Appraisal is furnished pursuant to the filing by the Bank of the Application for Approval of Mutual Holding Company Reorganization (the “Application”) with the Office of Thrift Supervision (“OTS”).

In the course of preparing the Appraisal, we reviewed and discussed with the Bank’s management and the Bank’s independent auditor, Beard Miller Company LLP, the audited financial statements of the Bank’s operations for the years ended December 31, 2002 and 2003. We also reviewed and discussed with management other financial matters of the Bank.

Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank’s primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Bank operates and assessed the Bank’s relative strengths and weaknesses.

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We examined and compared the Bank’s financial performance with selected segments of the thrift industry and selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of the Reorganization on the Bank’s operating characteristics and financial performance as they relate to the estimated pro forma market value of the Bank.

In preparing the Appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Bank and its independent auditor. We did not independently verify the financial statements and other information provided by the Bank and its independent auditor, nor did we independently value the assets or liabilities of the Bank. The Appraisal considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Reorganization. Moreover, because such the Appraisal is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Reorganization will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

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The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the Reorganization valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

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I. BUSINESS OF SLAVIE FEDERAL SAVINGS BANK

General Overview

The Bank is a federally chartered mutual savings bank headquartered in Bel Air, Maryland. The Bank was founded originally in 1900 in Baltimore, Maryland to serve the financial needs of the local Slavic-American community. The primary business of the Bank consists of attracting deposits from the general public and using these funds to originate residential mortgage loans. The Bank is subject to regulation by the OTS and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund (“SAIF”) of the Federal Deposit Insurance Corporation (“FDIC”). The Bank is a member of the Federal Home Loan Bank (“FHLB”) System. As of June 30, 2004, the Bank had total assets of $146.8 million, total deposits of $100.4 million, and total equity capital of $11.0 million or 7.48% of total assets.

The Bank is a traditional savings institution emphasizing the origination of permanent first mortgage loans on residential properties in its primary markets area. Since year-end 2000, the Bank has experienced substantial growth. The Bank’s total assets increased 64.1% from $89.4 million at December 31, 2000 to $146.8 million at June 30, 2004, representing a compound annual rate of 15.2% over this period. The Bank’s recent expansion has been spurred by the opening of two new offices in growing markets and increased mortgage loan production.

Historically, the Bank was based in Baltimore City. In November 2001, the Bank relocated its headquarters to a new office facility in Harford County and opened an additional branch office in Harford County. The headquarters location is now situated in Bel Air and the other Harford County office is located in Edgewood. The Bank’s largest branch office based on

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deposits remains in northeast Baltimore City, near the Baltimore County border. Total deposits at the Baltimore City office amounted to $85.6 million at June 30, 2004, while the main office in Bel Air had $11.5 million in deposits. Deposit growth at the Edgewood office has been less significant as evidenced by its deposit total of $3.3 million.

The Bank expanded its branch office network with the objective of attracting a larger base of customers and responding to the increased population migration to suburban communities. In connection with its expansion strategy, the Bank has also broadened its product line in order to compete with other financial institutions. The Bank seeks to provide high-quality and personalized customer service as reflected in its “ServiceFirst” marketing slogan. While residential mortgage loans remain the Bank’s predominant loan category and certificate accounts are the largest deposit type, the Bank has recently implemented various initiatives to diversify its loan portfolio and increase non-certificate deposit accounts.

The Bank’s current business strategy is focused on operating and growing a profitable community-oriented financial institution serving primarily retail customers in its market area. The following strategic initiatives form the core elements of the Bank’s business strategy:

•	Leveraging excess equity to improve earnings;

•	Increasing loan diversification;

•	Increasing residential loan originations;

•	Increasing customer access through enhanced electronic delivery systems;

•	Building sources of fee income; and

•	Maintaining a high quality loan portfolio through prudent underwriting practices.

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In recent years, the Bank has experienced increased pressure on its profitability due to rising operating costs associated with its office expansion, relatively narrow net interest spreads, and limited sources of non-interest income. As a result, the Bank registered a net operating loss of $111,000 in 2002 and a small profit of $62,000 for 2003. Net income for the six months ended June 30, 2004 totaled $65,000, as compared to $30,000 for the six months ended June 30, 2003. As part of its operating strategy, the Bank’s initiatives to improve profitability include expanding and diversifying its loan portfolio and developing fee-generating products and services.

While presenting an expansion opportunity to capitalize on the growth potential in Harford County and surrounding areas, the new headquarters building and additional branch office constituted a significant investment in fixed assets. As of year-end 2001, fixed assets amounted to $6.1 million or 6.1% of total assets, representing a relatively large concentration of non-earning assets for a financial institution of this size. Thus, in addition to the higher operating expenses related to the office expansion, additional assets were reallocated from interest-earning financial instruments to a rather large level of non-earning assets. By June 30, 2004, the fixed assets ratio had declined to 4.1% of total assets due to the overall balance sheet expansion, reflecting aggregate fixed assets of $6.0 million.

In an effort to defray the increased expenses and economic opportunity cost associated with the new headquarters, the Bank has attempted to lease headquarters space that it does not need. Initially, the leasing activity proceeded slowly but has advanced gradually to a point wherein 65% of the available space is being leased currently. The Bank is continuing its efforts to market the remaining leaseable space to other prospective tenants.

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The Bank believes that increasing loan diversification will enhance its competitive profile and improve earnings through higher yields. The Bank hired an experienced commercial lender in April 2004, and intends to focus its commercial lending activities on small to mid-size businesses in its market area. The Bank also aims to expand its consumer lending activities by cross-selling to a larger base of transaction accounts through additional marketing efforts and by offering overdraft protection for transaction accounts, which began in the third quarter of 2004.

The Bank plans to continue its emphasis on residential mortgage lending as the cornerstone of its business activities. To facilitate growth, the Bank hired a new residential loan officer in March 2004 and established an arrangement with a correspondent loan broker in April 2004. The Bank’s current lending strategy envisions that it will retain for portfolio those loans meeting internal interest rate risk and balance sheet composition targets and may sell the remaining loans in the secondary market on a servicing released basis. The Bank anticipates that the amount of loans sold will gradually increase to 20% of the fixed-rate loan production. Over time, the Bank will evaluate selling loans on a servicing retained basis. The Bank believes that expanded residential mortgage loan production volume should (i) increase interest income through yield improvement as excess liquidity is redeployed into loans, (ii) increase non-interest income potential, and (iii) enhance the customer base for cross-selling purposes.

The Bank’s other key business strategies are centered on expanding its electronic delivery systems and developing additional sources of fee income. The Bank considers the enhanced technology as important toward increasing transaction accounts, emphasizing efficient cross-selling, and raising its competitive profile. By the end of 2004, the Bank expects to be affiliated with an automated-teller machine (“ATM”) network that will provide its customers with broader

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usage potential. Also by the end of 2004, the Bank intends to introduce online banking that will allow customers to, among other things, view their account information online. The Bank also plans to broaden its offering of financial products and services, potentially through acquisition of, or strategic affiliations with, financial services companies, and intensify the marketing of transaction accounts. The Bank believes this initiative will expand its account relationships with current and future customers.

In order to achieve its growth objectives and maintain appropriate capital levels, the Bank plans to reorganize from a mutual savings bank to the MHC form of ownership with SFSB, Inc., a newly formed mid-tier stock holding company, offering 45% of its common stock for sale. The Board of Directors (“Board”) of the Bank has noted specific business purposes for effecting the proposed Reorganization: (i) increase the Bank’s capital level to support further growth and expansion, as well as loan diversification, thereby improving the Bank’s overall competitive position; (ii) enhance profitability through reinvesting and leveraging the net proceeds from the stock offering; (iii) adopt a corporate ownership structure that will provide greater flexibility to diversify business operations and expand through mergers or acquisitions; (iv) implement stock-based compensation and benefit plans for management and employees, thereby improving the Bank’s capacity to attract and retain qualified personnel; and (v) strengthen its ties to the local community by allowing customers the opportunity to become equity owners of the Bank and participate in possible stock price appreciation and cash dividends.

The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Bank’s economic and competitive environment, and recent management initiatives. The discussion is supplemented by the exhibits in the Appendix.

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Exhibit II-1 summarizes the Bank’s statements of financial condition as of fiscal year-ends December 31, 2002 and 2003 and at June 30, 2004. Exhibit II-2 presents the Bank’s statements of income for the fiscal years ended December 31, 2002 and 2003 and for the six months ended June 30, 2003 and 2004.

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Financial Condition

Table 1 presents selected data concerning the Bank’s financial position as of December 31, 2001 to 2003 and June 30, 2004. Table 2 displays relative balance sheet concentrations for the Bank as of similar periods.

Table 1

Selected Financial Condition Data

As of December 31, 2001 to 2003 and June 30, 2004

(Dollars in Thousands)

	June 30, 2004	December 31,
		2003	2002	2001
Total Assets	$146,753	$126,436	$110,733	$99,884
Loans Receivable, net	114,833	93,210	73,814	75,077
Cash and Cash Equivalents	3,475	3,497	6,491	6,199
Investment Securities	11,882	11,842	13,243	8,075
Mortgage-backed Securities Deposits	8,450	10,266	9,257	2,830
Deposits	100,434	97,824	97,768	86,788
Borrowings	29,500	16,500	1,500	1,500
Equity Capital	10,976	10,941	10,910	11,017

Source: Slavie Federal Savings Bank, preliminary prospectus and financial statements.

Asset Composition

The Bank’s total assets experienced relatively strong growth over the past two and one-half years, increasing by a compound annual rate of 16.6% from $99.9 million at December 31, 2001 to $146.8 million at June 30, 2004. The asset growth of $46.9 million over this period was driven largely by expansion of the loan portfolio, which increased by a net amount of $39.8 million. The ratio of loans to total assets increased to 78.3% at June 30, 2004. The asset growth was funded primarily with borrowings increasing by $28.0 million and deposits increasing by $13.6 million over the observed period. Reflecting the increased balance sheet leverage, the ratio of equity to assets declined from 11.03% at December 31, 2001 to 7.48% at June 30, 2004.

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Table 2

Relative Balance Sheet Concentrations

As of December 31, 2001 to 2003 and June 30, 2004

(Percent of Total Assets)

	June 30, 2004	December 31,
		2003	2002	2001
Assets
Cash and cash equivalents	2.37	2.77	5.86	6.21
Investment securities	8.10	9.37	11.96	8.08
Mortgage-backed securities	5.76	8.12	8.36	2.83
Loans receivable, net	78.25	73.72	66.66	75.16
FHLB Stock	1.01	0.65	0.70	0.77
Premises and equipment	4.06	4.78	5.59	6.14
Other assets	0.46	0.59	0.87	0.80

Total assets	100.00	100.00	100.00	100.00

Liabilities and Equity
Total deposits	68.44	77.37	88.29	86.89
Borrowings	20.10	13.05	1.35	1.50
Other liabilities	3.98	0.93	0.50	0.58

Total liabilities	92.52	91.35	91.15	88.97
Equity capital	7.48	8.65	9.85	11.03

Total liabilities and equity	100.00	100.00	100.00	100.00

Source: Slavie Federal Savings Bank, financial statements and regulatory thrift financial reports.

Exhibit II-3 presents a summary of the Bank’s investment portfolio as of December 31, 2002 and 2003 and June 30, 2004. As of June 30, 2004, the investment portfolio consisted of $4.0 million in federal agency securities classified as held to maturity, $8.5 million in mortgage-backed securities classified as held to maturity, $7.9 million in an adjustable-rate mortgage mutual fund classified as available for sale, $1.5 million in FHLB stock, and $2.7 million in federal funds sold. The Bank reduced its investment holdings in recent years as it allocated more assets to loans in order to meet increased mortgage demand. The concentration of cash and securities declined from 26.2% of assets at December 30, 2001 to 16.2% at June 30, 2004.

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The Bank’s loan portfolio composition is presented in Exhibit II-4 as of December 31, 2002 and 2003 and June 30, 2004. The Bank’s chief lending focus is the origination of one- to four-family residential first mortgage loans secured by properties located in its primary market area. Residential mortgages composed 88.7% or $103.0 million of the Bank’s gross total loans of $116.0 million at June 30, 2004. The Bank has historically relied on fixed-rate mortgages as its central loan product and retained all loans that it originated. At June 30, 2004, approximately 99.6% or $101.8 million of residential mortgage loans were fixed-rate loans. The Bank’s residential mortgage loans are typically underwritten to secondary market standards. Thus, the Bank has the flexibility to sell loans and thereby limit interest rate risk and meet loan portfolio objectives. The Bank’s current growth strategy anticipates that the amount of loans sold will gradually increase to 20% of the fixed-rate loan origination volume.

The Bank’s gross total loan portfolio increased by $41.4 million between December 31, 2002 and June 30, 2004, with residential loans increasing by $38.7 million over this time period. Exhibit II-5 displays the Bank’s loan origination activity for 2002, 2003, and the first half of 2004. Residential mortgage originations increased significantly from $18.5 million in 2002 to $41.5 million in 2003, accelerated by an increased volume of mortgage originations and refinancings in the lower interest rate environment.

In comparison, the Bank’s production of non-residential mortgage loans has been modest. The loan portfolio consisted of $5.5 million in construction and commercial real state loans, collectively representing 4.7% of the total loan portfolio. The Bank’s $3.0 million in commercial real estate loans are generally secured by office buildings, mixed use properties, and other

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commercial properties. The Bank had approximately $920,000 of residential construction loans and $1.5 million of acquisition and development loans.

The Bank believes that increasing loan diversification will increase its competitive profile and improve earnings through higher yields. Therefore, it intends to expand its commercial real estate loan portfolio and begin to grow a commercial business loan portfolio. The Bank commenced its commercial lending initiative with the hiring of an experienced commercial lender in April 2004. The Bank intends to focus its commercial lending activities on small to mid-sized businesses its market area.

The Bank’s consumer loans totaled $7.6 million or 6.5% of the overall loan portfolio as of June 30, 2004. The consumer loan portfolio includes $6.8 million of home equity loans and lines of credit, and $730,000 of other loans such as deposit account loans, home improvement loans, and automobile loans. The Bank’s originations of consumer loans (primarily home equity loans) increased from $3.7 million in 2002 to $4.3 million for 2003. Consumer loan production amounted to $1.4 million for the first half of 2004.

Liability Composition

Deposits are the Bank’s major external source of funds for lending and other investment purposes. Exhibit II-6 presents a summary of the Bank’s deposit composition as of December 31, 2002 and 2003 and June 30, 2004. Total deposits amounted to $100.4 million or 68.4% of total assets and 74.0% of total liabilities at such date. The Bank attracts deposits within its market area through the offering of a basic selection of accounts, such as demand deposits (non-interest bearing), NOW accounts, savings accounts, money market accounts, and certificates of deposit. The Bank competes for deposits through competitive rate pricing in its market area. The Bank

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places special emphasis periodically on certain accounts to meet its funding objectives. The Bank does not accept brokered deposits. Since year-end 2002, the Bank’s deposit base has grown modestly as borrowings have increased as an alternative source of funds.

The Bank has historically relied chiefly on certificates of deposit for liability funding. Certificates of deposit constituted $69.0 million or 68.7% of the deposit portfolio, of which $7.35 million were certificates with balances of $100,000 or more. Savings accounts remained relatively stable, increasing slightly from $10.1 million at year-end 2001 to $12.6 million or 12.5% of total deposits at June 30, 2004. NOW and money market demand accounts declined slightly from $19.2 million at year-end 2002 to $18.5 million of 18.4% of total deposits at June 30, 2004. Approximately 51.3% or $35.4 million of the Bank’s $69.0 million of certificate accounts had maturities of twelve months or less as of June 30, 2004.

The Bank has increasingly utilized FHLB borrowings as supplemental source of funds. Exhibit II-7 provides a summary of the Bank’s borrowing activity for 2002, 2003, and the first half of 2004. The Bank’s borrowings consist of FHLB advances and are typically secured by a pledge of the Bank’s stock investment in the FHLB of Atlanta, a portion of its residential mortgage loans, and other assets. The Bank’s outstanding FHLB advances have increased significantly from $1.5 million at December 31, 2002 to $16.5 million at December 31, 2003 and $29.5 million at June 30, 2004.

Equity Capital

The Bank had equity capital of $11.0 million or 7.48% of total assets as of June 30, 2004. The Bank’s equity capital has remained relatively unchanged from a corresponding amount of $11.0 million at December 31, 2002. The net operating loss in 2002 and low levels of earnings

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for 2003 and the first half of 2004 have resulted in a static amount of capital since year-end 2001. However, because of the expanded asset base, the Bank’s ratio of total equity to total assets declined from 11.03% at December 31, 2001 to 7.48% at June 30, 2004. The Bank’s capital levels remain strong in comparison to minimum regulatory standards. The Bank’s regulatory capital ratios of Tier 1 core capital, Tier 1 risk-based capital, and total risk-based capital were 7.51%, 14.85%, and 15.37%, respectively, as of June 30, 2004. In comparison, the minimum regulatory requirements were 4.00%, 4.00%, and 8.00%, and the threshold requirements for regulatory “well-capitalized” levels were 5.00%, 6,00%, and 10.00%, respectively.

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Income and Expense Trends

Table 3 displays the main components of the Bank’s earnings performance over the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 and 2004. Table 4 displays the Bank’s principal income and expense ratios as a percent of average assets for the corresponding periods. Table 5 displays the Bank’s weighted average yields on interest-earning assets and weighted average costs of interest-bearing liabilities for various periods.

Six Months Ended June 30, 2003 and 2004

The Bank recorded net income of $65,000 for the six months ended June 30, 2004, as compared to $30,000 for the six months ended June 30, 2003. The Bank’s annualized return on average assets (“ROA”) improved from 0.05% for the first half of 2003 to the 0.10% for the first half of 2004. Over the corresponding periods, the Bank’s net interest income increased by approximately $340,000 from $1.3 million to $1.6 million. However, the increased net interest income was offset partially by a $198,000 increase in non-interest expense, a $68,000 decrease in non-interest income, and a $30,000 increase in the provision for income taxes.

The Bank’s improved net interest income was attributable to the increased level of loans outstanding, accompanied by a widened net interest spread. The Bank’s average loans increased by $20.0 million from $78.3 million in the first half of 2003 to $98.3 million for the first half of 2004. Although the overall yield on interest-earning assets fell 70 basis points from 5.60% to 4.90% over the comparable periods, the average cost of interest-bearing liabilities declined by a greater measure of 93 basis points from 3.35% to 2.42%. The Bank’s net interest spread was also bolstered by a higher concentration of average loans to assets as the Bank allocated increased funds to higher yielding loans as opposed to lower yielding security investments. The ratio of

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average loans to average assets increased to 75.2% for the six months ended June 30, 2004, as compared to 65.0% for the corresponding period one year ago. Borrowings in the form of FHLB advances accounted for a rising level of funding sources as reflected by the increase in average borrowings from $1.5 million to $18.7 million. The Bank’s borrowings proved to be more cost effective than its deposit base as the cost of interest-bearing borrowings was 2.23% for the first half of 2004 versus 2.45% for interest-bearing deposits. The Bank’s increased borrowing activity was related to its strategy of leveraging its excess equity and utilizing the debt proceeds to help fund the customer demand for residential mortgage loans.

The Bank’s non-interest income decreased $68,000 to a loss of $17,000 for the six months ended June 30, 2004. The decrease was caused by a $102,000 loss on the sale of the Bank’s ground rent portfolio. Ground rents, which are relatively unique to the Baltimore area and a few other cities such as Philadelphia and St. Louis, represent obligations on the part of a homeowner to pay semi-annual rents to the holder of the ground lease. The ground lease typically is for a term of 99 years, automatically renewable forever and is freely transferable. The resale price of a ground lease is typically substantially less than the redemption price. During the first half of 2004, the Bank made a strategic decision to sell its ground rent portfolio because this type of investment instrument was not consistent with its long range plans.

Historically, the Bank’s non-interest income production has been relatively modest. The Bank’s non-interest income primarily comprises rental income from its headquarters building and other miscellaneous fees income from deposits, loans, and ATM services. The Bank’s rental income increased by $44,000 from $5,000 for the first half of 2003 to $49,000 for the first half of 2004 as substantially more headquarters space was leased. As of June 30, 2004, the Bank had

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leased 65% of the total leaseable space in its headquarters building and is actively attempting to lease the remaining space.

The Bank’s non-interest expense increased by 15.7% from $1.3 million for the first half of 2003 to $1.5 million for the first half of 2004. In relation to average assets on an annualized basis, non-interest expense was relatively unchanged at 2.24% for the 2004 period versus 2.25% for the comparable 2003 period. The $198,000 increase in non-interest expense primarily reflected a $135,000 increase in compensation and related expenses, a $25,000 increase in occupancy expense, and a $40,000 increase in other expenses. The hiring of a residential loan office and a commercial lender contributed to the increase in compensation and related expenses. The increase in occupancy expense reflected costs incurred in building out tenant space at the Bank’s headquarters building.

The Bank increased its provision for loan losses from $15,000 in the first half of 2003 to $24,000 for the first half of 2004. The increase in the provision reflected the overall growth of the loan portfolio by $21.6 million between year-end 2003 and June 30, 2004. The Bank recorded no loan charge-offs during the first half of 2004, and an equivalent amount for the first half of 2003. The allowance for loan losses totaled $387,000 or 0.33% of total loans outstanding at June 30, 2004, compared to $339,000 or 0.46% of total loans at June 30, 2003.

The Bank’s provision for income taxes increased to $34,000 for the first half of 2004 as compared to $4,000 for the first half of 2003. The increased tax provision for the 2004 period reflected a higher level of earnings before income taxes and the related surtax exemption being phased out due to the higher level of taxable income.

FELDMAN FINANCIAL ADVISORS, INC.

Years Ended December 31, 2002 and 2003

The Bank’s earnings improved from a net loss of $111,000 in 2002 to positive profits of $62,000 for 2003. However, the level of earnings remained low as reflected by the Bank’s ROA of 0.05% for 2003, as compared to negative 0.10% for 2002. The Bank’s net interest income increased from $2.3 million in 2002 to $2.6 million in 2003. Significantly, the Bank’s level of net interest income in 2003 matched total non-interest expense, whereas in 2002 the Bank’s $2.3 million of net interest income fell short of covering $2.5 million in non-interest expense. The Bank’s new headquarters building and branch office contributed meaningfully to the increased non-interest expense in 2002 and 2003.

Net interest income increased $307,000, or 13.3%, from $2.3 million in 2002 to $2.6 million in 2003 due to the increased balance of interest-earning assets and improved net interest spread. Also, the Bank made a concerted effort to shift additional funds from lower yielding investment instruments such as federal funds sold into higher yielding loans and mortgage-backed securities. The Bank’s net interest spread advanced from 2.14% in 2002 to 2.23% in 2003, reflecting an 89 basis point decline in the average yield on interest-earning assets from 6.22% to 5.33% and a 98 basis point decline in the average cost of interest-bearing liabilities from 4.08% to 3.10%.

The Bank’s non-interest income increased $12,000, or 13.7% from $89,000 in 2002 to $101,000 for 2003. Relative to average assets, the ratio of non-interest income increased from 0.08% in 2002 to 0.09% in 2003. Rental income increased from $9,000 to $14,000 and other income increased from $84,000 to $92,000. The loss on sale of ground rents was almost unchanged at $4,000 in 2002 versus $5,000 in 2003.

FELDMAN FINANCIAL ADVISORS, INC.

Non-interest expense increased by only 3.3% from $2.5 million in 2002 to $2.6 million in 2003. The expense increase of $83,000 was primarily attributable to increases of $56,000 in occupancy expense, $17,000 in compensation and related expenses, and $32.000 in other expenses. In relation to average assets, the Bank’s non-interest expense ratio declined from 2.37% in 2002 to 2.23% in 2003.

The Bank’s provision for loan losses totaled $38,000 in 2003, representing a decline from $44,000 in 2002. The Bank recorded no loan charge-offs or recoveries during 2003 and $5,000 in charge-offs for 2002. Thus, the allowance for loan losses increased $38,000 from $324,000 or 0.43% of total loans at year-end 2002 to $362,000 or 0.39% of total loans at year-end 2003.

The Bank’s earnings before taxes improved markedly from a loss of $171,000 in 2002 to positive $70,000 in 2003. The strong increase in net interest income, accompanied by a controlled increase in non-interest expense, accounted for the Bank’s turnaround in profitability. The Bank recorded an income tax provision of $8,000 in 2003, as compared to an income tax benefit of $61,000 in 2002.

FELDMAN FINANCIAL ADVISORS, INC.

Table 3

Income Statement Summary

For the Years Ended December 31, 2002 and 2003

And the Six Months Ended June 30, 2003 and 2004

(Dollars in Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
Total interest income	$3,018	$2,943	$5,852	$6,164
Total interest expense	1,414	1,680	3,229	3,849

Net interest income	1,604	1,263	2,623	2,315
Provision for loan losses	24	15	38	44

Net interest income after provision	1,580	1,248	2,584	2,271
Rental income	49	5	14	9
Loss on sale of ground rents	(102)	(1)	(5)	(4)
Other income	36	47	92	84

Total non-interest income (loss)	(17)	52	101	89
Compensation and related expenses	704	569	1,164	1,147
Occupancy expense	196	171	358	302
Advertising expense	99	79	174	209
Service bureau expense	70	71	142	141
Furniture, fixtures and equipment	108	128	233	232
Telephone, postage and delivery	40	41	84	72
Other expenses	247	207	460	428

Total non-interest expense	1,464	1,266	2,615	2,532
Income (loss) before taxes	99	35	70	(172)
Income tax provision (benefit)	34	4	8	(61)

Net income (loss)	$65	$31	$62	$(111)

Source: Slavie Federal Savings Bank, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Table 4

Income Statement Ratios

For the Years Ended December 31, 2002 and 2003

And the Six Months Ended June 30, 2003 and 2004

(Percent of Average Assets)

	Six Months Ended June 30 (1),		Year Ended December 31,
	2004	2003	2003	2002
Total interest income	4.62	5.22	4.98	5.77
Total interest expense	2.16	2.98	2.75	3.60

Net interest income	2.46	2.24	2.23	2.17
Provision for loan losses	0.04	0.03	0.03	0.04

Net interest income after provision	2.42	2.21	2.20	2.13
Rental income	0.08	0.01	0.01	0.01
Loss on sale of ground rents	(0.16)	(0.00)	(0.00)	(0.00)
Other income	0.06	0.09	0.08	0.08

Total non-interest income (loss)	(0.03)	0.10	0.09	0.08
Compensation and related expenses	1.08	1.01	0.99	1.07
Occupancy expense	0.30	0.30	0.30	0.28
Advertising expense	0.15	0.14	0.15	0.20
Service bureau expense	0.11	0.13	0.12	0.13
Furniture, fixtures and equipment	0.17	0.23	0.20	0.22
Telephone, postage and delivery	0.06	0.07	0.07	0.07
Other expenses	0.38	0.37	0.39	0.40

Total non-interest expense	2.24	2.25	2.23	2.37
Income (loss) before taxes	0.15	0.06	0.06	(0.16)
Income tax provision (benefit)	0.05	0.01	0.01	(0.06)

Net income (loss)	0.10	0.05	0.05	(0.10)

(1)	Annualized ratios

Source: Slavie Federal Savings Bank, financial statements; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Table 5

Yield and Cost Summary

For the Years Ended December 31, 2002 and 2003

And as of or for the Six Months Ended June 30, 2004

	As of June 30,	Six Month Ended June 30,		Year Ended December 31,
	2004	2004	2003	2003	2002
Weighted Average Yields
Loans receivable, net (1)	5.28%	5.42%	6.71%	6.22%	7.02%
Mortgage-backed securities	3.94	3.46	4.05	3.70	4.51
Investment secs. (available for sale)	2.36	2.21	2.24	2.18	3.04
Investment secs. (held to maturity)	3.74	3.81	5.45	4.60	5.16
Other interest-earning assets	2.14	1.64	1.38	1.46	2.18
Total interest-earning assets	4.89	4.90	5.60	5.33	6.22
Weighted Average Costs
Savings deposits	0.78	0.86	1.41	1.22	2.05
Demand and NOW accounts	0.59	0.58	0.86	0.72	1.57
Certificates of deposit	3.24	3.21	4.16	3.97	4.84
Escrows	0.00	0.00	0.00	0.00	2.86
Borrowings	2.26	2.23	4.93	2.81	4.93
Total interest-bearing liabilities	2.42	2.42	3.35	3.10	4.08
Net interest spread (2)	2.47	2.48	2.25	2.23	2.14
Net interest margin (3)	2.30	2.60	2.40	2.39	2.34

(1)	Net of the allowance for loan losses.

(2)	Difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3)	Net interest income as a percentage of average interest-earning assets.

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Interest Rate Risk Management

The Bank has sought to reduce its earnings vulnerability to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal elements of the Bank’s interest rate risk management are to evaluate the interest rate risk included in certain balance sheet accounts, to determine the level of risk appropriate given the Bank’s business strategy, operating environment, performance objectives, and capital and liquidity requirements, and manage the risk consistent with the Board’s approved policies. The Bank’s interest rate risk position is monitored on a regular basis by management and reviewed at least quarterly by the Asset/Liability Management Committee.

The Bank seeks to mitigate interest rate risk by pursuing certain strategies designed to decrease the vulnerability of earnings to material and prolonged changes in interest rates. The primary source of the Bank’s interest rate risk exposure is the large concentration of fixed-rate mortgages on its balance sheet. The Bank’s interest rate risk management strategies include:

•	Pursuing greater diversification into other types of lending, particularly commercial real estate and commercial business loans, which typically have shorter terms and higher interest rates than residential mortgage loans;

•	Selling increased volumes of its fixed-rate residential mortgage loan production into the secondary markets.

•	Maintaining a portion of the investment portfolio in short-term liquidity;

•	Offering a variety of adjustable-rate loan products, including one-year adjustable-rate mortgages, construction loans, and home equity lines of credit;

•	Reducing the interest rate sensitivity of interest-bearing liabilities through utilizing fixed-rate FHLB advances with terms of more than one year;

•	Placing a greater emphasis on building sources of non-interest income through expanded offerings of products and services; and

•	Emphasizing less interest rate sensitive and lower cost “core deposits” in the form of transaction accounts, including commercial deposit accounts.

FELDMAN FINANCIAL ADVISORS, INC.

The Bank measures its interest rate sensitivity based on the net portfolio value (“NPV”) of market equity as facilitated by the OTS’s analytical framework. NPV reflects the simulated equity of the Bank as obtained by estimating the economic present value of its assets, liabilities, and off-balance sheet items under different interest rate scenarios. Table 6 summarizes the interest rate sensitivity of the Bank’s NPV as of June 30, 2004, assuming instantaneous, parallel shifts in the U.S. Treasury yield curve of 100 to 300 basis points either up or down in 100 basis point increments. Because of the current level of interest rates, the Bank did not receive NPV calculations based on the effect of a decline in interest rates greater than 200 basis points.

As shown in Table 6, a rising interest rate scenario of 100 basis points would have a negative effect on the Bank’s NPV. Under this scenario, NPV would decline by 29.1% with a resulting NPV ratio of 6.17% of assets. In the event of a 200 basis point increase in interest rates, NPV would experience a 58.1% decrease with a resulting NPV ratio of 3.77%. A downward movement in market rates by 100 basis points would result in a positive impact on NPV of 162 basis points as the Bank’s NPV ratio measures 10.02% under this declining rate scenario.

Based on the Bank’s current balance sheet structure in the prevailing interest rate environment, the Bank’s interest rate risk exposure is moderately high. The combination of increased capital leverage and concentrated increases in the fixed-rate residential mortgage portfolio over the past year has heightened the Bank’s earnings vulnerability to a rise in interest rates. The Bank anticipates that the infusion of additional capital from the Reorganization and implementation of its loan diversification strategies will help to mitigate its interest rate risk exposure in the future.

FELDMAN FINANCIAL ADVISORS, INC.

Table 6

Interest Rate Risk Analysis

Net Portfolio Value

As of June 30, 2004

Interest Rate Scenario (basis points)	Estimated NPV ($000s)	Change from Base ($000s)	Change from Base (%)	NPV Ratio	Basis Point Change in NPV Ratio
Up 300	1,737	(10,769)	(86.1)%	1.29%	-711 b.p.
Up 200	5,250	(7,256)	(58.0)%	3.77%	-463 b.p.
Up 100	8,876	(3,630)	(29.0)%	6.17%	-224 b.p.
Base	12,506	—	—	8.40%	0 b.p.
Down 100	15,314	2,808	22.5%	10.02%	162 b.p.

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Asset Quality

Table 7 summarizes the Bank’s non-performing assets as of December 31, 2002 and 2003 and June 30, 2004. The Bank’s overall asset quality has remained sound, due primarily to its emphasis on residential mortgage lending. As of June 30, 2004, non-performing loans measured $267,000 or 0.36% of total loans and 0.24% of total assets. The Bank did not have any real estate owned or other repossessed assets at June 30, 2004. Total non-accruing loans included $245,000 of residential mortgage loans and $22,000 of commercial real estate loans. The Bank has historically managed to maintain very low levels of non-performing assets and delinquent loans. As of June 30, 2004, loan delinquent 30-59 days amounted to $156,000 or 0.13% of total loans and loans delinquent 60-89 days totaled $194,000 or 0.17% of the overall loan portfolio. The Bank places loans that are 90 days or more past due on non-accrual status.

The Bank’s allowance for loan losses totaled $387,000 at June 30, 2004, measuring 0.34% of total loans and 127.30% of non-performing loans. Net loan charge-offs amounted to zero for the six months ended June 30, 2004 and the year ended December 31, 2003. The Bank increased its provision for loan losses to $24,000 for the first half of 2004, as compared to $15,000 in the prior period one year ago, to reflect the expansion of the loan portfolio. The Bank’s loan loss allowance was allocated as follows at June 30, 2004: $224,000 for residential mortgages (0.22% of total residential mortgages), $55,000 for non-residential and construction mortgages (1.00% of this portfolio segment), $108,000 for home equity loans and other consumer loans (1.43% of the portfolio segment).

FELDMAN FINANCIAL ADVISORS, INC.

Table 7

Non-performing Asset and Loan Loss Allowance Summary

As of December 31, 2002 and 2003 and June 30, 2004

(Dollars in Thousands)

	June 30, 2004	December 31,
		2003	2002
Non-accruing real estate loans
One - to four-family	$304	$163	$245
Commercial real estate	—	—	22
Construction	—	—	—
Non-accruing consumer loans
Home equity	—	—	—
Other	—	—	—

Total non-accruing loans	304	163	267
Accruing loans delinquent 90 days or more	—	—	—

Total non-performing loans	304	163	267
Real estate owned	—	—	—

Total non-performing assets	$304	$163	$267

Total as a percentage of total assets	0.21%	0.13%	0.24%
Total as a percentage of total loans	0.26%	0.18%	0.36%
Allowance for loan losses	$387	$362	$324

Allowance as a % of total loans	0.34%	0.39%	0.44%
Allowance as a % of non-performing loans	127.30%	222.09%	121.35%

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Market Area

The Bank’s primary market area includes Baltimore City, Baltimore County, and Harford County, Maryland. The Bank services this market area from three offices, two in Harford County and one in northeast Baltimore City, near the Baltimore County border. The Harford County locations include the headquarters in Bel Air and a branch office in Edgewood. The primary market area is characterized by two more populous but lower growth areas in Baltimore County and Baltimore City, and a smaller but faster growth area in Harford County.

In recent years, the Bank has actively sought to reposition its office network in response to these changing dynamics and the outmigration of its historical target customer group, the local Slavic-American population. Accordingly, the Bank has attempted to capitalize on the residential and commercial growth occurring in the Harford and Baltimore County suburban markets, while continuing to service its longstanding Baltimore City customers.

Table 8 displays selected demographic data for the United States, the state of Maryland, the Baltimore Metropolitan Statistical Area (“MSA”), and Harford County. The Baltimore MSA includes Baltimore City and surrounding Baltimore County; neighboring Harford, Carroll, Howard, and Anne Arundel Counties; and, across the bay, Queen Anne’s County. The total population of the Baltimore MSA is 2.63 million, which includes 627,000 in Baltimore City, 779,000 in Baltimore County, and 234,000 in Harford County. Population growth in Harford County during the 2000-2004 period was 8.3%, and surpassed the MSA and state growth rates of 3.5% and 5.2%, respectively. Projected population growth rates for the 2004-2009 period show a continuation of these trends, reflecting migration to the suburban counties as residents seek better job opportunities, a lower cost of living, and more affordable housing.

FELDMAN FINANCIAL ADVISORS, INC.

Table 8

Selected Demographic Data

United States, Maryland, Baltimore MSA, and Harford County

Demographic Data	United States	Maryland	Baltimore MSA	Harford County
Population
Total Population – 2004	286,815,104	5,554,946	2,628,688	234,092
2000-2004 actual change	15.32%	4.88%	2.96%	7.09%
2004-2009 projected change	4.78%	5.62%	3.43%	8.05%
Households
Total Households – 2004	107,753,800	2,084,230	1,008,010	86,288
2000-2004 actual change	17.19%	5.22%	3.48%	8.31%
2004-2009 projected change	5.40%	6.05%	4.07%	9.48%
Per Capita Income
Per Capita Income – 2004	$24,636	$29,045	$27,765	$27,654
2000-2004 actual change	71.25%	13.40%	13.80%	14.12%
2004-2009 projected change	21.64%	14.72%	15.29%	14.90%
Median Household Income
Median Household Income – 2004	$47,065	$59,423	$55,412	$63,686
2000-2004 actual change	56.60%	10.55%	10.94%	9.84%
2004-2009 projected change	16.31%	12.25%	12.92%	11.39%
Household Income Distribution
$0 - $24,999	25%	19%	21%	14%
$25,000 - $49,999	27%	24%	24%	23%
$50,000+	48%	58%	54%	63%
Age Group Distribution
0 - 14 years	21%	21%	21%	22%
15 - 34 years	28%	27%	26%	25%
35 - 54 years	29%	31%	31%	33%
55+ years	22%	21%	22%	21%
Unemployment Rate
Average Annual Rate – 2002	5.8%	4.4%	4.8%	4.4%
Average Annual Rate – 2003	6.0%	4.5%	5.1%	4.7%

Source: SNL Financial; Claritas; U.S. Department of Labor, Bureau of Labor Statistics.

FELDMAN FINANCIAL ADVISORS, INC.

Per capita and household income levels were higher in Harford County as compared to comparable demographic data for the Baltimore MSA and Maryland. The median household income for Harford was estimated at $63,686 in 2004, above the corresponding MSA and state income levels of $55,412 and $59,423, respectively. Median household incomes were $31,758 for Baltimore City and $55,493 for Baltimore County. Approximately 63% of the households in Harford County had incomes of $50,000 or greater, as compared to 54% for the Baltimore MSA and 58% statewide.

The Bank’s primary market area reflects a diverse cross-section of employment sectors, which mitigates the risk associated with a decline in any specific economic sector or industry. Manufacturing, which was once the leading employment sector, continues to contract in the Baltimore MSA. Most of the new job growth is concentrated in the services sector. Table 9 summarizes the diverse employment base in the Baltimore MSA as of July 2004.

Table 9

Employment by Industry in the Baltimore MSA

As of July 2004

Industry Sector	Employment	Percent
Trade, Transportation, and Utilities	237,600	18.8%
Educational and Health Services	204,000	16.2
Government	203,500	16.1
Professional and Business Services	177,000	14.0
Leisure and Hospitality	119,800	9.5
Financial Activities	83,400	6.6
Construction and Mining	79,900	6.3
Manufacturing	78,600	6.2
Other Services	57,300	4.5
Information	20,100	1.6

Total	1,261,100	100.0%

Source: U.S. Department of Labor, Bureau of Labor Statistics.

FELDMAN FINANCIAL ADVISORS, INC.

Average annual unemployment rates were 4.4%% and 4.7% in Harford County for 2002 and 2003, respectively. Unemployment rates were slightly higher in the Baltimore MSA at 4.8% and 5.1% for 2002 and 2003, respectively. However, the local and statewide unemployment rates compared favorably to the national averages of 5.8% in 2002 and 6.0% for 2003.

Table 10 presents the largest employers in the greater Baltimore area. Manufacturing concerns still rank among the largest single employers in the area. Government, health care, and educational institutions are also represented among the largest employers. In Harford County, the Aberdeen Proving Ground constitutes the largest workforce site. Over 60 different military and governmental units are located at the Aberdeen Proving Ground. Approximately 7,500 civilians work at the proving ground and more than 4,700 military personnel are assigned there.

Table 10

Largest Employers in the Greater Baltimore Area

As of June 2004

Company	City	County	Product / Service

15,000 to 19,999 Employees
Social Security Administration	Baltimore	Baltimore City	Government services

10,000 to 14,999 Employees
Northrop Grumman Corp.	Baltimore	Baltimore City	Search & navigation equipment

5,000 to 9,999 Employees
Baltimore Main Post Office	Baltimore	Baltimore City	U.S. postal service
Bethlehem Steel Corporation	Baltimore	Baltimore Co.	Steel manufacturing
Department of Public Works	Baltimore	Baltimore City	Government services
Environmental Health Safety	Baltimore	Baltimore City	Medical and health services
Johns Hopkins Medical	Baltimore	Baltimore City	Medical hospitals
Johns Hopkins University	Baltimore	Baltimore City	Colleges and universities
Northrop Grumman Corp.	Baltimore	Baltimore City	Electrical equipment & supplies

Source: Economic Alliance of Greater Baltimore

FELDMAN FINANCIAL ADVISORS, INC.

Table 11 summarizes deposit market data for all commercial banks and savings institutions with offices in the Baltimore MSA. Based on deposit data as of June 30, 2003 and adjusted for any subsequent merger transactions, the Bank ranked 37th among the 81 financial institutions in the MSA. As of such date, the Bank had total deposits of $100.4 million, which reflected a 0.26% market share based on the area’s total deposits of $38.6 billion. Regional commercial bank holding companies headquartered outside of Maryland ranked as the top two deposit leaders in the Baltimore MSA, led by Bank of America Corp. (20.3% market share) and M&T Bank Corp. (14.5% share). Mercantile Bankshares was close behind with a 14.5% market share, followed by Wachovia Corp., Provident Bankshares, BB&T Corp., and SunTrust Banks. All four of the largest banks based in the nation’s Southeast region (Bank of America, Wachovia, SunTrust, and BB&T) have a meaningful presence in the Baltimore MSA financial services marketplace.

FELDMAN FINANCIAL ADVISORS, INC.

Table 11

Deposit Market Share in the Baltimore MSA

Data as of June 30, 2003 (adjusted for completed mergers)

Rank	Financial Institution	No. of Offices	Inst. Type	Deposits ($000s)	Percent (%)
1	Bank of America Corp. (NC)	103	Bank	$7,853,451	20.33
2	M&T Bank Corp. (NY)	81	Bank	5,611,472	14.53
3	Mercantile Bankshares Corp. (MD)	91	Bank	5,589,601	14.47
4	Wachovia Corp. (NC)	57	Bank	2,638,085	6.83
5	Provident Bankshares Corp. (MD)	68	Bank	2,456,933	6.36
6	BB&T Corp. (NC)	55	Bank	2,023,447	5.24
7	SunTrust Banks Inc. (GA)	52	Bank	1,457,628	3.77
8	Susquehanna Bancshares Inc. (PA)	20	Bank	770,172	1.99
9	First Mariner Bancorp (MD)	21	Bank	750,815	1.94
10	Eastern SB FSB (MD)	5	Thrift	592,444	1.53
11	Columbia Bancorp (MD)	16	Bank	551,225	1.43
12	BCSB Bankcorp Inc. MHC (MD)	16	Thrift	547,374	1.42
13	Rosedale FS&LA (MD)	8	Thrift	451,289	1.17
14	Severn Bancorp Inc. (MD)	2	Thrift	416,216	1.08
15	Northwest Bancorp MHC (PA)	2	Thrift	414,226	1.07
16	K Capital Corp. (MD)	8	Bank	365,761	0.95
17	Bradford Bank (MD)	6	Thrift	329,726	0.85
18	Arundel FSB (MD)	6	Thrift	319,916	0.83
19	B.F. Saul Company (MD)	24	Thrift	309,346	0.80
20	Sandy Spring Bancorp Inc. (MD)	6	Bank	260,431	0.67
21	Glen Burnie Bancorp (MD)	7	Bank	256,533	0.66
22	Carrollton Bancorp (MD)	12	Bank	242,445	0.63
23	Queenstown Bancorp (MD)	6	Bank	229,423	0.59
24	Hamilton Federal Bank (MD)	4	Thrift	213,629	0.55
25	Canasi LLC (MD)	2	Thrift	205,678	0.53
26	Annapolis Bancorp Inc. (MD)	6	Bank	194,426	0.50
27	Banks of the Chesapeake MHC (MD)	7	Thrift	184,948	0.48
28	Harbor Bankshares Corp. (MD)	5	Bank	178,601	0.46
29	Shore Bancshares Inc. (MD)	4	Bank	167,514	0.43
30	Patapsco Bancorp Inc. (MD)	6	Bank	165,512	0.43
31	Madison Bohemian SB (MD)	4	Thrift	159,655	0.41
32	Harford Bank (MD)	7	Bank	141,864	0.37
33	Farmers & Merchants Bank (MD)	5	Bank	116,051	0.30
34	Midstate FS&LA (MD)	1	Thrift	109,710	0.28
35	New Windsor Bancorp Inc. (MD)	3	Bank	103,790	0.27
36	Saint Casimir’s Savings Bank (MD)	4	Thrift	101,684	0.26
37	Slavie Federal Savings Bank (MD)	3	Thrift	100,365	0.26
38	Fraternity FS&LA (MD)	3	Thrift	99,089	0.26
39	Washington Savings Bank FSB (MD)	3	Thrift	98,716	0.26
40	Madison Square FSB (MD)	3	Thrift	97,107	0.25
41	CN Bancorp Incorporated (MD)	5	Bank	96,112	0.25
42	Bay National Corp. (MD)	1	Bank	92,081	0.24

FELDMAN FINANCIAL ADVISORS, INC.

Table 11

Deposit Market Share in the Baltimore MSA

Data as of June 30, 2003 (adjusted for completed mergers)

Rank	Financial Institution	No. of Offices	Inst. Type	Deposits ($000s)	Percent (%)
43	Suburban FSB (MD)	2	Thrift	90,357	0.23
44	T. Rowe Price Group Inc. (MD)	1	Thrift	88,617	0.23
45	Citigroup Inc. (NY)	1	Bank	87,294	0.23
46	BUCS Financial Corp (MD)	3	Thrift	85,331	0.22
47	Bay-Vanguard FSB (MD)	3	Thrift	76,221	0.20
48	Maryland Permanent Capital (MD)	2	Bank	76,141	0.20
49	Regal Bancorp Inc. (MD)	2	Bank	69,486	0.18
50	Homewood FSB (MD)	1	Thrift	67,341	0.17
51	Sykesville FSA (MD)	1	Thrift	64,635	0.17
52	Westview SB (MD)	2	Thrift	63,472	0.16
53	Jarrettsville FS&LA (MD)	1	Thrift	59,601	0.15
54	Horizon Bancorp Inc (MD)	1	Thrift	54,545	0.14
55	Quantum Financial Holdings (MD)	1	Thrift	53,467	0.14
56	Glen Burnie Mutual Svgs. Bank (MD)	1	Thrift	48,091	0.12
57	Liberty FS&LA (MD)	3	Thrift	46,918	0.12
58	Berman Family Trust (MD)	1	Thrift	43,797	0.11
59	Waypoint Financial Corp. (PA)	3	Thrift	42,874	0.11
60	Greater Atlantic Financial (VA)	1	Thrift	41,232	0.11
61	CommerceFirst Bancorp Inc. (MD)	1	Bank	38,719	0.10
62	Fairmount FSB (MD)	1	Thrift	36,840	0.10
63	Advance Bank (MD)	3	Thrift	36,421	0.09
64	Vigilant FSB (MD)	1	Thrift	34,045	0.09
65	Valley Bancorp Inc. (MD)	2	Thrift	32,319	0.08
66	Golden Prague FS&LA (MD)	2	Thrift	29,075	0.08
67	AmericasBank Corp. (MD)	2	Bank	25,790	0.07
68	Cecil Bancorp Inc. (MD)	2	Bank	23,988	0.06
69	North Arundel SB FSB (MD)	1	Thrift	23,938	0.06
70	Kopernik Federal Bank (MD)	1	Thrift	22,436	0.06
71	Senator Bank (MD)	1	Thrift	20,559	0.05
72	Colombo Bancshares Inc. (MD)	1	Thrift	12,219	0.03
73	Hull FSB (MD)	1	Thrift	10,968	0.03
74	Kosciuszko FSB (MD)	1	Thrift	10,843	0.03
75	Fullerton FSA (MD)	1	Thrift	10,115	0.03
76	Rising Sun Bancorp (MD)	1	Bank	9,747	0.03
77	American Bank Holdings Inc. (MD)	1	Thrift	8,878	0.02
78	Sterling Financial Corp. (PA)	2	Bank	8,019	0.02
79	Ideal FSB (MD)	1	Thrift	7,281	0.02
80	Back & Middle River FS&LA (MD)	1	Thrift	3,739	0.01
81	Community Banks Inc. (PA)	2	Bank	2,924	0.01

	Market Total	807		$38,632,774	100.00

Source: SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Summary Outlook

The overall earnings outlook of the Bank continues to be restrained based on operating fundamentals that have lingered over the past several years. The Bank’s profitability has suffered from increased operating expenses related to its office expansion combined with a below-average net interest margin in a low interest rate environment. The Bank has historically exhibited a below-average net interest margin due to a comparatively low yield on earning assets and a high cost of funds. These trends continued in recent years as the Bank’s loan portfolio remains heavily concentrated in residential mortgages, which typically have lower rates than other types of loans. Concurrently, the Bank’s deposit base is primarily composed of certificate accounts, which typically bear higher costs than other types of deposits such as transaction accounts. Only until the Bank recently expanded its loan portfolio significantly and funded the growth with borrowings did it experience a consequential increase in its net interest margin. Also, as noted previously, the Bank’s substantial investment in non-earning fixed assets related to its headquarters building restrained the overall earnings potential of the Bank’s balance sheet.

During 2002 and 2003, the increased level of operating expenses was not accompanied by a corresponding increase in revenue, which had a detrimental impact on the Bank’s profitability. Through the first half of 2004, the Bank experienced a significant increase in its loan portfolio and net interest margin. In addition, increased rental income from the headquarters location has helped to partially offset the rise in operating costs associated with the main office building. As evident in recent period, the trend of escalating operating expenses has begun to diminish and an improved net margin resulting from the balance sheet expansion has bolstered profitability.

FELDMAN FINANCIAL ADVISORS, INC.

The Bank has launched a number of strategic initiatives designed to enhance its competitive position and improve earnings results. The diversification of its lending activity and introduction of new products and services are among the business strategies being pursued by the Bank. The Bank believes that it has a loyal customer base from which it can develop additional and untapped banking relationships. Also, the Bank believes that it can gain additional competitive advantages by positioning itself as the principal community-oriented, hometown financial institution of choice among local customers in favorable growth markets. The Bank’s non-interest income production has been very limited in the past, and the Bank has targeted non-interest fees and service charges as an area of increased earnings potential.

Despite the recent asset expansion and substandard earnings results, the Bank’s capital position remains solid. The infusion of additional capital from the Reorganization will enable the Bank to fortify its equity base and to continue implementation of its planned strategies. However, the return to meaningful profitability will be predicated on the Bank’s successful ability to achieve expansion of higher yielding assets while simultaneously controlling its operating expenses, funding costs, asset quality, and interest rate risk exposure.

FELDMAN FINANCIAL ADVISORS, INC.

II. COMPARISONS WITH PUBLICLY HELD THRIFTS

General Overview

The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions. The comparative market approach was utilized in determining the estimated pro forma market value of the Bank because: (i) reliable market and financial data are readily available for comparable institutions; (ii) the comparative market method is required by the applicable regulatory guidelines; and (iii) other alternative valuation methods (such as income capitalization, liquidation analysis, or discounted cash flow) are unlikely to produce a valuation relevant to the future trading patterns of the related equity interest. The generally employed valuation method in initial public offerings, where possible, is the comparative market approach, which also can be relied upon to determine pro forma market value in a thrift stock conversion.

The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions which, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings of thrifts are also examined to provide evidence of the “new issue discount” that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of the Bank with a comparable group of publicly traded thrift institutions (the “Comparative Group”). Chapter III will detail any additional discounts or premiums that we believe are appropriate to the Bank’s pro forma market value.

FELDMAN FINANCIAL ADVISORS, INC.

Selection Criteria

Selected market price and financial performance data for thrifts listed on the New York and American Stock Exchanges and those thrifts traded on the NASDAQ over-the-counter (“OTC”) markets or quoted on the OTC Bulletin Board and Pink Sheets are shown in Exhibit III. Several criteria, discussed below, were used to select the individual members of the Comparative Group from the overall universe of publicly held thrifts.

•	Operating characteristics – An institution’s operating characteristics are the most important factors because they affect investors’ expected rates of return on a company’s stock under various business/economic scenarios, and they influence the market’s general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business and management strategies.

•	Degree of marketability and liquidity – Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market or price quotations. We eliminated from the comparative group companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions. However, the expectation of continued industry consolidation is currently embedded in thrift equity valuations.

•	Geographic Location – The region of the country where a company operates is also of importance in selecting the comparative group. The operating environment for thrift institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates can also vary greatly within a region, particularly due to takeover activity.

FELDMAN FINANCIAL ADVISORS, INC.

The operations of the Bank fit the general profile of a small, traditional thrift institution. The Bank’s balance sheet is concentrated predominantly in residential mortgage loans, and its deposit funding structure relies chiefly on certificate accounts. In determining the Comparative Group composition, we focused on the Bank’s mediocre earnings results and certain balance sheet fundamentals. Attempting to concentrate on the Bank’s performance characteristics, we expanded the size criteria for comparable thrifts to include more institutions that match these important factors. As with any composition of a group of comparable companies, the selection criteria were broadened sufficiently to assemble a meaningful number of members for inclusion. Specifically, we initiated a search for companies by applying the following selection criteria:

•	Publicly traded thrift – thrifts organized under the stock-form corporate structure and whose shares are traded on a major stock exchange, listed on NASDAQ, or quoted on the OTC Bulletin Board or Pink Sheets markets.

•	Non-acquisition target – company not subject to a pending acquisition.

•	Non-mutual holding company – company’s stock ownership interest is not held in whole or in part by a mutual holding company.

•	Current financial data – financial data available for the most recent last twelve months (“LTM”) period ending March 31, 2004 or June 30, 2004.

•	Geographic location – companies based in the Mid-Atlantic or Southeast states.

•	Small asset size – total assets of between $75 and $275 million.

•	Profitability measure – net income or core earnings for the LTM period measuring below 1.00% relative to average assets.

As a result of applying the above criteria, the screening process produced a reliable representation of publicly traded thrifts with operations comparable to those of the Bank. A general operating summary of the twelve members selected for the Comparative Group is presented in Table 12.

FELDMAN FINANCIAL ADVISORS, INC.

Because of the Bank’s historical earnings fundamentals and relative size, our selection criteria focused heavily on smaller public thrifts facing various challenges to achieving superior profitability levels. The limited operating scale of smaller financial institutions often poses challenges with respect to operating efficiency, lending diversification, non-interest income production, and competitive positioning.

In focusing on small public thrifts located in the Mid-Atlantic and Southeast, we identified a sufficient number of companies meeting the overall selection criteria. Five of the Comparative Group companies were drawn from the Mid-Atlantic states, including Maryland, Pennsylvania, and New York. Seven of the Comparative Group companies are based in the Southeast states, including North Carolina, South Carolina, and Alabama. The asset sizes of the selected companies range from approximately $76.7 million at RSV Bancorp in Pittsburgh, Pennsylvania to $253.5 million at American Bank Holding in Silver Spring, Maryland. One other Maryland thrift is included in the Comparative Group, BUCS Financial Corp in Owings Mills, Maryland, with total assets of $120.2 million. The average asset size of the Comparative Group was $149.2 million and similar to the Bank’s asset size of $146.8 million. Most of the selected companies operate small branch networks comprising two to four offices.

In comparison to recent performance trends of the aggregate industry, the Comparative Group companies generally exhibited below-average profitability ratios, higher operating expense ratios, higher concentrations of residential mortgages, slightly higher levels of capital, and comparable asset quality ratios. While some differences inevitably may exist between the Bank and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of financial comparison for valuation purposes.

FELDMAN FINANCIAL ADVISORS, INC.

Table 12

Comparative Group Operating Summary

As of the Latest Available Period Ending June 30, 2004

Company	City	State	No. of Offs.	Initial Conv. Date	Total Assets ($000s)	Total Equity/ Assets (%)
Slavie Federal Savings Bank	Bel Air	MD	3	NA	$146,753	7.48
Comparative Group
American Bank Holdings, Inc.	Silver Spring	MD	4	NA	253,459	6.05
Atlantic Liberty Financial Corp	Brooklyn	NY	2	10/23/02	182,709	14.47
BUCS Financial Corp	Owings Mills	MD	3	03/15/01	120,150	8.37
Coddle Creek Financial Corp.	Mooresville	NC	3	12/31/97	135,698	15.82
Farnsworth Bancorp, Inc.	Bordentown	NJ	4	09/30/98	96,664	6.90
Great Pee Dee Bancorp, Inc.	Cheraw	SC	2	12/31/97	156,355	16.66
KS Bancorp, Inc.	Smithfield	NC	7	12/30/93	217,678	8.29
Mutual Community Svgs Bank, Inc.	Durham	NC	3	06/29/93	94,737	7.75
RSV Bancorp, Inc.	Pittsburgh	PA	1	04/08/02	76,700	15.24
South Street Financial Corp.	Albemarle	NC	2	10/03/96	211,671	12.01
Southern Banc Company, Inc. (The)	Gadsden	AL	4	10/05/95	106,353	16.22
SouthFirst Bancshares, Inc.	Sylacauga	AL	3	02/14/95	138,779	7.34

Source: Slavie Federal Savings Bank; SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Recent Financial Comparisons

Table 13 summarizes certain key financial comparisons between the Bank and the Comparative Group. Tables 14 through 18 contain the detailed financial comparisons of the Bank with the individual Comparative Group companies based on measures of profitability, income and expense components, yield-cost structure, capital levels, credit risk, balance sheet composition, and growth rates. Financial data for the Bank, the Comparative Group, and All Public Thrift aggregate were utilized as of or for the most recent available LTM period ending June 30, 2004.

The Bank’s LTM return on average assets was 0.08%, reflecting a profitability measure below the Comparative Group average of 0.51% and the All Public Thrift average of 0.80%. The Bank’s comparatively low earnings level was attributable mainly to lower levels of net interest income and non-interest income. Two members of the Comparative Group, Mutual Community Savings Bank and SouthFirst Bancshares, reported net losses for the recent LTM period. The Bank’s core earnings level, which by definition excludes the impact of gains on sale of securities and other non-recurring items, measured 0.13% of average assets as compared to the Comparative Group average of 0.49% and the All Public Thrift average of 0.78%.

The Bank’s net interest income level of 2.35% relative to average assets was positioned substantially below the Comparative Group average of 3.30% and the All Public Thrift average of 3.12%. The Bank’s lower level of net interest income production was attributable to its lower yield on earning assets and higher cost of funds during the period as compared to the Comparative Group averages. The Bank’s net interest spread of 2.35% for the LTM period was well below the Comparative Group and All Public Thrift averages of 3.22% and 3.07%, respectively.

FELDMAN FINANCIAL ADVISORS, INC.

The Bank’s earning asset yield measured 4.98% and trailed the Comparative Group average of 5.40%. The Bank’s lower asset yield resulted from its high concentration of residential mortgages, which typically bear lower rates than other types of loans. The Bank’s ratio of residential mortgages to total loans measured 88.7%, as compared to an average of 63.9% for the Comparative Group. In addition, the Bank’s cost of interest-bearing liabilities at 2.63% was higher than the Comparative Group average cost of funds of 2.21%. The Bank’s higher liability costs reflect its significant reliance on certificate accounts in a competitive deposit market, along with increased usage of borrowings. The Bank’s borrowed funds measured 20.1% of total assets versus the Comparative Group average borrowing level of 12.4% of total assets.

The Bank’s non-interest operating income totaled only 0.11% in relation to average assets, trailing the Comparative Group average of 0.93%. As characteristic of many small savings institutions, the Bank does not have a long history of offering a broad array of fee-producing services and products beyond its traditional loan and deposit operations. The Comparative Group median was much lower at 0.47%, as the average was skewed higher by three companies reporting very high levels of non-interest income from disparate sources such as mortgage banking, employee benefit consulting, and insurance operations. Correspondingly, these three companies also exhibited the highest operating expense ratios. The Bank’s nonrecurring loss on sale during this recent LTM period stemmed from the sale of its portfolio of ground rents. The Bank’s level of loss on sale of assets amounted to negative 0.08% of average assets versus the Comparative Group average gain of 0.05% in relation to average assets.

FELDMAN FINANCIAL ADVISORS, INC.

Table 13

Key Financial Comparisons

Slavie Federal Savings Bank and the Comparative Group

As of or for the Latest Twelve Months Ended June 30, 2004

	Slavie Federal Svgs. Bank	Comp. Group Average	All Public Thrift Average
Profitability
LTM Return on Average Assets	0.08%	0.51%	0.80%
LTM Return on Average Equity	0.88	4.34	8.74
Core Return on Average Assets	0.13	0.49	0.78
Core Return on Average Equity	1.51	4.13	8.29
Income and Expense (% of avg. assets)
Total Interest Income	4.69	5.23	5.16
Total Interest Expense	2.34	1.93	2.04

Net Interest Income	2.35	3.30	3.12
Provision for Loan Losses	0.04	0.23	0.15
Other Operating Income	0.11	0.93	0.85
Net Gains and Nonrecurring Income	(0.08)	0.05	0.06
General and Administrative Expense	2.23	3.19	2.62
Intangibles Amortization Expense	0.00	0.02	0.01
Real Estate Expense	0.00	0.01	0.01
Pre-tax Core Earnings	0.19	0.78	1.19
Efficiency Ratio	90.71	74.26	65.89
Yield-Cost Data
Yield on Interest-earning Assets	4.98	5.44	5.40
Cost of Interest-bearing Liabilities	2.63	2.21	2.32

Net Interest Spread	2.35	3.22	3.07
Asset Utilization (% of avg. total assets)
Avg. Interest-earning Assets	94.12	96.06	93.67
Avg. Interest-bearing Liabilities	89.10	86.90	83.81

Avg. Net Interest-earning Assets	5.02	9.17	9.86

FELDMAN FINANCIAL ADVISORS, INC.

Table 13(continued)

Key Financial Comparisons

Slavie Federal Savings Bank and the Comparative Group

As of or for the Last Twelve Months Ended June 30, 2004

	Slavie Federal Svgs. Bank	Comp. Group Average	All Public Thrift Average
Balance Sheet Composition (% of total assets)
Cash and Securities	16.22%	29.31%	26.26%
Loans Receivable, net	78.25	66.31	68.87
Real Estate	0.00	0.20	0.21
Intangible Assets	0.02	0.12	0.61
Other Assets	5.51	4.06	3.90
Total Deposits	68.44	75.37	67.67

Borrowed Funds	20.10	12.43	20.95
Other Liabilities	3.98	0.95	1.10
Total Equity	7.48	11.26	10.24
Loan Portfolio (% of total loans)
Residential Mortgage Loans	88.74	63.89	56.05
Other Real Estate Mortgage Loans	4.74	24.21	31.12
Non-mortgage Loans	6.52	11.95	12.86
Growth Rates
Total Assets	28.46	7.02	14.34
Total Loans	55.44	11.54	17.47
Total Deposits	0.25	5.34	12.28
Regulatory Capital Ratios
Tangible Capital Ratio	7.51	10.39	9.58
Tier 1 Risk-based Capital	14.84	18.68	15.76
Total Risk-based Capital	15.37	19.35	16.73
Credit Risk Ratios
Non-performing Loans / Total Loans	0.23	0.67	0.64
Non-performing Assets / Total Assets	0.21	0.64	0.54
Reserves / Total Loans	0.34	0.75	0.94
Reserves / Non-performing Assets	127.30	195.35	193.05

Source: Slavie Federal Savings Bank; SNL Financial; Feldman Financial.

The Bank’s provision for loan losses measured 0.04% of average assets, as compared to the Comparative Group average of 0.23%. The Bank’s asset quality compared favorably to the Comparative Group as measured by ratios of non-performing loans and non-performing assets to

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total assets. The Bank’s sound loan quality is attributable in part to its high concentration of less risky residential mortgages versus other types of loans.

The Bank’s non-performing asset ratio measured 0.21% of total assets versus the Comparative Group average of 0.64% and All Public Thrift average of 0.54%. In keeping with the Bank’s lower non-performing asset ratio relative to total assets, its non-performing loan ratio as a percent of total loans was 0.21% and was positioned below the corresponding Comparative Group average of 0.64% and All Public Thrift average of 0.54%. The Bank maintained a lower level of loan loss reserves at 0.34% of total loans versus the Comparative Group average of 0.75% and the All Public Thrift average of 0.94%. The Bank has experienced only a nominal level of charge-offs in recent years and considers its reserve level adequate for the overall credit risk profile of its loan portfolio.

The Bank’s operating expense ratio was much lower than the Comparative Group average. The Bank’s general and administrative expense ratio of 2.23% was below the Comparative Group average of 3.19% and the All Public Thrift average of 2.62%. Although the Bank’s operating costs have increased over the past several years, its operating expense ratio has remained low. Until November 2001, the Bank operated only one office and was characterized by customarily low expense ratios. The Bank experienced management turnover among the executive ranks in recent years with the new officers (Chief Executive Officer, Chief Lending Officer, and Chief Operating Officer) each promoted from within the Bank’s staff, thereby helping to restrain operating costs. The Bank had 25 full-time employees and 18 part-time employees as of June 30, 2004.

FELDMAN FINANCIAL ADVISORS, INC.

The Bank’s efficiency ratio (operating expense divided by the sum of net interest income and non-interest operating income) was high at 90.7% due to its low levels of net interest income and non-interest revenue. The Comparative Group companies displayed an average efficiency ratio of 74.3% versus the All Public Thrift average of 65.9%. Thus, as evidenced by the Bank’s high efficiency ratio, its comparatively low expense base does not adequately compensate for the lack of sufficient operating revenue to produce competitive earnings returns.

The Bank’s balance sheet composition ratio reveals its high loan concentration. Total net loans amounted to 78.2% of assets at the Bank, while cash and securities aggregated only 16.2%. Only one member of the Comparative Group, Coddle Creek Financial Corp., had a higher concentration of loans to assets at 79.2%. The Bank’s level of non-earning assets amounted to 5.5% of total assets, surpassing the Comparative Group average of 4.4% and the All Public Thrift average of 4.7%. As discussed previously, the Bank’s high level of non-earning assets is linked mainly to its fixed assets.

The Bank’s borrowings level at 20.1% of assets reflected its increased reliance recently on FHLB advances. As typical of many smaller thrifts, the Comparative Group is characterized by companies with less borrowing activity as demonstrated by the average debt level of 12.4% of total assets. The Bank’s equity level before the proposed stock offering was 7.48% relative to assets, which was below the Comparative Group average of 11.26%.

The Bank’s recent growth rates reflect its attempt to reverse its sluggish operating posture of prior years. The Bank’s asset base increased by 28.5% over the past twelve months, exceeding the Comparative Group average growth rate of 7.0% and the All Public Thrift average of 14.3%. Notably, the Bank’s loan growth rate of 55.4% outdistanced by the Comparative Group and All

FELDMAN FINANCIAL ADVISORS, INC.

Public Thrift averages of 11.5% and 17.5%, respectively. The Bank’s asset and loan growth was generated from internal expansion in contrast to external mergers and acquisitions. The Bank’s modest deposit growth rate of 0.5% for the LTM period ending June 30, 2004 was indicative of its increased usage of borrowings as a supplemental funding source.

In summary, the Bank’s earnings performance was below the profitability levels exhibited by the Comparative Group. Although the Bank exhibited more favorable expense ratios, asset quality measures, and recent growth rates, its bottom-line earnings production has been restrained by comparatively low levels of net interest income and non-interest income. The Bank’s conservatively managed operating posture has allowed it to establish a strong capital base and solid reputation as a quality residential mortgage lender. The Bank seeks to leverage these strengths and improve profitability gradually by diversifying it loan portfolio and enhancing customer relationship penetration with expanded product and service offerings.

FELDMAN FINANCIAL ADVISORS, INC.

[Table 14]

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[Table 15]

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[Table 16]

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[Table 17]

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[Table 18]

FELDMAN FINANCIAL ADVISORS, INC.

III. MARKET VALUE ADJUSTMENTS

General Overview

This concluding chapter of the Appraisal identifies certain additional adjustments to the Bank’s estimated pro forma market value relative to the Comparative Group selected in Chapter II. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which would include depositors holding subscription rights and unrelated parties who may purchase stock in a community offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investments.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and thrift institutions in general. Changes in the Bank’s operating performance along with changes in the local and national economy, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the pro forma market value of the Bank or thrift stocks in general. Therefore, the Valuation Range provided herein is subject to a more current re-evaluation prior to the actual completion of the Reorganization.

In addition to the comparative operating fundamentals discussed in Chapter II, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

(1)	Earnings Prospects

(2)	Market Area

(3)	Management

(4)	Dividend Policy

(5)	Liquidity of the Issue

FELDMAN FINANCIAL ADVISORS, INC.

(6)	Subscription Interest

(7)	Stock Market Conditions

(8)	Recent Acquisition Activity

(9)	New Issue Discount

Earnings Prospects

Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to leverage the balance sheet. Each of the foregoing is an important factor to investors in assessing earnings prospects. The Bank’s profitability in recent years has been impaired by increased operating expenses and the continuation of below-average levels of net interest income and non-interest income. The Bank experienced a net loss in 2002 as its non-interest expense exceeded its net interest income. Net income turned positive in 2003 as the Bank’s rejuvenated lending operations pushed net interest income ahead of non-interest expense. Operating results for the first half of 2004 reflected sustained loan growth and net interest income improvement. The Bank’s ROA amounted to 0.10% annualized for the six months ended June 30, 2004, and the core ROA was 0.20% annualized, excluding the loss on sale of ground rents.

The Bank has recently begun to implement various strategic initiatives aimed at improving its long-term earnings capacity, enhancing its competitive profile, and increasing its market share. The Bank seeks to advance earnings growth by becoming a more diversified lender and a more competitive and efficient provider of a broader line of financial services and products. However, as befitting its conservative operating posture, the Bank plans to implement these initiatives gradually in order to manage the increased credit risks and operating expenses associated with the overall expansion strategies. Accordingly, the Bank does not anticipate that the recent record of

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extraordinary growth will continue in the near future due to capital constraints and asset/liability management objectives. The infusion of capital from the Reorganization will provide the Bank with the added flexibility and opportunity to accommodate implementation of these planned strategies. In addition, the Bank expects the recent infrastructure investments that it has made to deliver increased returns as its office network is positioned to benefit from strong growth markets and to facilitate increased organizational capacity.

The Bank’s efforts to diversify lending and to improve its competitiveness will entail additional costs. Also, following the Reorganization, the Bank will likely incur additional reporting and other costs related to being a public company, along with additional compensation expenses related to its stock benefit plans. Additionally, the significant and concentrated growth recently in the Bank’s fixed-rate mortgage portfolio has raised its risk exposure to rising interest rates.

As the Bank attempts to sustain its earnings turnaround, these compound operating pressures heighten its earnings vulnerability relative to the Comparative Group. The Bank’s small size also makes it susceptible to even the most minor variances of income and expense items. We therefore believe that, given the Bank’s recent history of negative to low profitability, its earnings profile is more vulnerable to potentially adverse business circumstances than the Comparative Group as a whole. Based on these considerations, we believe a downward adjustment is warranted for the Bank’s earnings prospects with respect to the Comparative Group.

FELDMAN FINANCIAL ADVISORS, INC.

Market Area

The members of the Comparative Group were drawn from the Mid-Atlantic and Southeast regions of the country. The Comparative Group companies are characterized by a cross-section of market areas that encompass urban, suburban, and rural communities. As noted earlier, the Bank’s primary market area includes Baltimore City, Baltimore County, and Harford County. The demographic characteristics of Bank’s market area reflect trends associated with both urban and suburban communities. Similarly, the Comparative Group includes several companies based in larger urban markets such as Brooklyn (NY) and Pittsburgh (PA). Additionally, several other companies are based in suburban markets and compete in a larger metropolitan area: Bordentown (NJ) included within the greater Trenton market; Silver Spring (MD) included within the greater Washington DC market; and Albemarle (NC) surrounded by the Raleigh and Charlotte markets. Therefore, based on the diverse characteristics of the Comparative Group and the parallel nature affecting the Bank’s market area, we do not believe that the market area conditions of the Comparative Group on the whole are notably different from those facing the Bank. Accordingly, we believe that no adjustment is warranted for market area considerations.

Management

Management’s principal challenge is to generate profitable results, monitor credit risks, and control operating costs while the Bank competes in an increasingly competitive financial services environment. The challenges facing the Bank in attempting to sustain improvements in profitability and enhance its competitiveness are paramount because of its recent earnings history. The Bank’s President and Chief Executive assumed this position in January 2001. The Bank’s Senior Vice President and Chief Lending Officer was also appointed in January 2001. Each of

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these individuals has been employed by the Bank for over 25 years and has extensive banking experience and knowledge of the local market area. We believe that investors will take into account that the Bank is professionally and knowledgeably managed by a team of experienced banking executives, but also note that investors will likely rely upon bottom-line earnings results as the means of evaluating the future performance of management. Based on these considerations, we believe no adjustment is warranted based on management.

Dividend Policy

Following the Reorganization, the Bank’s Board intends to adopt a policy of paying regular cash dividends, but has not decided the amount that may be paid or when the payments may begin. In determining where to declare or pay any dividends, the Board will take into account the Bank’s financial condition, operating results, investment opportunities, expected growth, and compliance with regulatory capital requirements, along with the prevailing economic, interest rate, and stock market environments.

Payment of cash dividends has become commonplace among publicly traded thrifts with relatively high capital levels. Of the twelve members of the Comparative Group, nine companies currently pay dividends. The average dividend yield of the Comparative Group was 1.94% as of September 8, 2004, and was similar to the average dividend yield of 1.95% for all public thrifts. Based on the Bank’s stated intention to pay regular cash dividends, we believe that no adjustment is warranted for this factor.

FELDMAN FINANCIAL ADVISORS, INC.

Liquidity of the Issue

Increasingly, newly converted thrifts with relatively small market capitalizations are listed on the NASDAQ SmallCap Market or quoted on the OTC Bulletin Board or Pink Sheet listings. With the increased number of market makers and institutional investors following thrift stocks, relatively small thrift stock conversions are able to develop a public market for their stock issues. However, most publicly held thrift stocks continue to be traded on the NASDAQ National Market. The improved financial condition and operating performance of thrifts overall help them to meet initial market listing requirements and adhere to such guidelines thereafter.

Of the twelve members of the Comparative Group, one is traded on the American Stock Exchange, three are listed on the Nasdaq National Market, seven are quoted on the OTC Bulletin Board, and one included among the Pink Sheet listings. The Bank anticipates that its common stock will be traded and quoted on the OTC Bulletin Board. Since more than half of the Comparative Group is also traded on the OTC Bulletin Board, we do not believe that any further adjustment is necessary to address this factor.

Subscription Interest

In recent years, initial public offerings (“IPOs”) of thrift stocks have attracted a great deal of investor interest and this speculative fervor continued through 2004. Contributing to this huge demand is the growing scarcity factor of mutual candidates for thrift stock conversions and the favorable after-market performance experienced by many of these issues. Conversion activity continued at a steady pace in 2004 on the heels of attractive after-market performances of several thrift IPOs. It remains to be seen if the recent downturn in the financial sector or rising pro forma valuations have a dampening effect on investor interest in thrift stock conversions.

FELDMAN FINANCIAL ADVISORS, INC.

The Bank has retained the services of Sandler O’Neill & Partners, L.P. to assist in the marketing and sale of the Bank’s planned stock offering. The Bank also plans to form an employee stock ownership plan (“ESOP) that will purchase common stock in the offering. The Bank’s Board members and executive officer currently anticipate purchasing an aggregate of $345,000 of common stock in the offering. Maximum individual purchase limitations are placed at $100,000 and persons or groups acting in concert are limited to $140,000 in stock purchases through the offering.

Notwithstanding the demand for thrift IPOs, a strong subscription offering does not always indicate that the valuation should be increased or the offering should be priced in the upper end of the range. Many thrift IPO investors do not routinely purchase in the after-market, particularly at higher stock prices or involving stock issues with limited liquidity. As such, absent actual results of the Bank’s subscription offering (as well as actual market conditions prevailing during the offering), we do not believe any adjustment is warranted at this time.

Stock Market Conditions

Table 19 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts as compared to the Standard & Poor’s 500-Stock Index (“S&P 500”) since year-end 2002. The SNL Thrift Index outperformed the broader stock index, advancing by 38.8% during the period from December 31, 2002 to September 8, 2004, as compared to the S&P 500 increasing by 26.9%. The SNL Small Thrift Index (all public thrifts with total assets less than $250 million) increased by 31.3% over the recent period. However, the slowdown of the high-performing thrift stock market is noteworthy as the SNL Thrift Index had advanced previously by 90.8% from year-end 1999 to year-end 2002, while the S&P 500 declined 40.1%.

FELDMAN FINANCIAL ADVISORS, INC.

[Table 19]

FELDMAN FINANCIAL ADVISORS, INC.

From 2000 to 2002, the positive trend in thrift stocks was in contrast to the dampened performance of the overall market. The series of interest rate reductions implemented by the Federal Reserve in 2001 helped to sustain the rally in bank and thrift stocks. Lower short-term interest rates and a steeper yield curve continued to benefit thrift profitability into 2002. Also, consolidation in the form of mergers and acquisitions continued to spur thrift stock values, especially among the large-cap stock issues.

The thrift stock market advanced upward in 2003, moving in tandem with the overall stock market. However, thus far in 2004, both the overall stock market and thrift stock market have experienced mixed results with the thrift stock market retreating firmly from the highs reached in the early part of the year. Rising oil prices and weakened job growth along with concerns about high trading valuations caused the thrift stock market to reverse direction. The thrift market resumed momentum in April 2004 on the news of strong employment data, but the rally did not persist as indecisiveness emerged regarding the possibility of future rate increases by the Federal Reserve.

Since mid-year 2004, thrift stocks have traded in a narrow range and down from levels reached earlier in the year. With general uncertainties about the pace of economic recovery, the level of corporate profits, and the outcome of the Presidential election, both the thrift market and the broader market have not exhibited much momentum. On September 8, 2004, the SNL Thrift Index closed at 1489.4, representing a nominal 0.5% increase from year-end 2003. The S&P 500 was up negligibly by 0.4% since year-end 2003, and the SNL Small Thrift Index had declined 3.1% year-to-date.

FELDMAN FINANCIAL ADVISORS, INC.

Recent Acquisition Activity

Acquisition speculation is one factor underpinning the prices of newly converted thrifts in the after-market. Table 20 summarizes recent acquisition activity involving banks and thrifts based in Maryland. Since 2000, there have been 17 acquisitions involving Maryland banks and thrifts. During 2003, the tally of acquisition transactions declined to three for the entire year. Overall acquisition valuation ratios for Maryland financial institutions were comparable to the premium reported nationwide. The major transactions in recent years involved the acquisition of Allfirst Financial by M&T Bank Corp. and the purchase of F&M Bancorp by Mercantile Bankshares, which has been an active buyer of small to mid-sized banks. We believe that while acquisition premiums are not a significant factor to consider in determining the Bank’s pro forma market value, such speculative interest may be reflected to some degree in the general trading values of thrift stocks and encompass members of the Comparative Group as well.

New Issue Discount

A “new issue” discount that reflects investor concerns and investment risks inherent in all IPOs is a factor to be considered for purposes of valuing converting thrifts. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices as investors require larger inducements, and narrows during strong market conditions. The thrift conversion market continues to respond to the after-market performance of recent offerings. Table 21 presents a summary of thrifts that have completed standard full conversions since January 1, 2002. The after-market performance of thrift conversions has been favorable overall, with issues moving up steadily from initial offering prices. However, the two most recent full conversions involving smaller thrifts have met with after-market price inertia as a result of higher

FELDMAN FINANCIAL ADVISORS, INC.

[Table 20]

FELDMAN FINANCIAL ADVISORS, INC.

[Table 21]

FELDMAN FINANCIAL ADVISORS, INC.

pro forma valuations in the current stock market environment. SE Financial Corp. of Philadelphia, Pennsylvania completed its conversion offering on May 6, 2004, and was down 1.2% at $9.85 from its IPO price of $10.00. Third Century Bancorp of Franklin, Indiana completed its conversion offering on June 30, 2004 and was up 10.5% at $11.05 from its IPO price of $10.00. The after-market performance of these conversions was a sharp contrast to prior periods in which the near-term stock price appreciation frequently ranged from 25% to 35%.

Table 22 presents a summary of public thrifts that have completed first-stage MHC stock offerings since January 1, 2002. There were only a handful of offerings in 2002 and 2003; however, a wave of MHC offerings occurred during the first half of 2004. Similar to the full conversion IPO market, the after-market performance of the MHC offerings has been more restrained recently. The combination of increased pro forma valuations and unsettled trading market conditions has produced mixed results. Most of the recent MHC transactions are up modestly from IPO pricings, with Monadnock Community Bancorp of Peterborough, New Hampshire down 10.0% from its IPO price and K-Fed Bancorp of Covina, California up 36.5%.

In the after-market, standard thrift conversions had been trading upward to a range between 90% and 100% of book value, but found resistance at this level until a discernible trend in earnings improvement was evident. To price a new offering at 90% of pro forma book value, because of the mathematics of the calculation, would require very large increases in valuations and produce very marginal returns on equity. Accordingly, thrift conversions continue to be priced at discounts to publicly traded companies. This is due to the relatively high pro forma equity ratios, expected low returns on equity, and the uncertainty regarding the prospects of an institution to adeptly leverage the balance sheet in the currently low interest rate environment.

FELDMAN FINANCIAL ADVISORS, INC.

[Table 22]

FELDMAN FINANCIAL ADVISORS, INC.

Investors are aware that at initial pro forma price-to-book ratios approaching the current trading range of a majority of public thrifts, price-to-earnings ratios of converting thrifts would be excessive, returns on equity very low, and capital levels dramatically high. Based upon the price-to-book ratio measure, thrift conversions recently have been discounted by 40% to 50% relative to the overall thrift trading market on a fully converted basis.

Adjustments Conclusion

The Bank’s pro forma valuation should be discounted relative to the Comparative Group because of earnings prospects and the new issue discount. Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. Currently, converting thrifts are often valued at substantial discounts to peer institutions relative to price-to-book ratios, but at lesser discounts to the comparable institutions’ price-to-earnings ratios. It is the role of the appraiser to balance the relative dynamics of price-to-book and price-to-earnings discounts and premiums.

Valuation Approach

In determining the estimated pro forma market value of the Bank, we have employed the comparative company approach and considered the following pricing ratios: price-to-earnings per share (“P/E”), price-to-book value per share (“P/B”), price-to-tangible book value per share (“P/TB”), and price-to-assets (“P/A”). Table 23 displays the market price valuation ratios of the Comparative Group as of September 8, 2004. Table 23 also includes the pro forma valuation ratios attributable to the Bank. Averages for the Maryland Public Thrift aggregate are also shown in Table 23; however, the statewide group reflects a statistically small collection of only four companies. Exhibit IV displays the pro forma assumptions and calculations utilized in analyzing

FELDMAN FINANCIAL ADVISORS, INC.

the Bank’s valuation ratios. In reaching our conclusions of the Valuation Range, we evaluated the relationship of the Bank’s pro forma valuation ratios relative to the Comparative Group valuation data and recent conversion valuations.

Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based upon consideration of core earnings profitability and P/B comparisons. The P/E ratio is an important valuation ratio in the current thrift stock environment and was a key focus in developing our estimate of the Bank’s pro forma market value. The Bank’s net income for the LTM period ending June 30, 2004 was $96,000 for an ROA of 0.08%. The Bank’s core earnings, computed by adding back the net after-tax loss on sale of ground rents, amounted to $163,000 for a core ROA of 0.13%. For the quarter ended June 30, 2004, the Bank reported net income of $3,000 for an annualized ROA of 0.01% and core earnings of $66,000 for an annualized core ROA of 0.20%.

Because of the Bank’s low earnings levels, comparable normalized P/E ratios produce extraordinarily low pro forma valuations. Average P/E ratios for the Comparative Group were 20.8x based on LTM earnings and 23.3x based on annualized quarterly earnings. Therefore, the P/E valuation approach is rendered secondary to the P/B valuation approach for purposes of establishing the Bank’s pro forma market value. In such situations, the P/B approach takes on increased significance when the subject institution is characterized by volatile, inconsistent, or abnormally low or high earnings trends.

The average P/B ratio for the Comparative Group was 108.6% and the median was 108.9%. In comparison, the All Public Thrift average and median P/B ratios were 147.9% and

FELDMAN FINANCIAL ADVISORS, INC.

134.4%. Reflecting their lower profitability and higher capital levels, the Comparative Group companies were discounted to the All Public Thrift norm on a price-to-book basis.

In consideration of the foregoing factors along with the additional adjustments discussed in this chapter, we have determined a fully converted pro forma price-to-book ratio of 74.8% and price-to-tangible book of 74.9% for the Bank, which reflect an aggregate midpoint value of $22.500 million based on the assumptions summarized in Exhibit IV. Employing a range of 15% above and below the midpoint, the resulting minimum value of $19.125 million reflects a 70.5% P/B ratio and the resulting maximum value of approximately $25.875 reflects a 78.4% P/B ratio. The adjusted maximum, an additional 15.0% above the maximum, is positioned at approximately $29.756 million and a P/B ratio of 81.8%.

The Bank’s pro forma maximum P/B ratio of 78.4% reflects a 27.8% discount to the Comparative Group average P/B ratio of 108.6% and a 47.0% discount to the All Public Thrift average of 147.9%. At the adjusted maximum, the Bank’s pro forma P/B ratio of 81.8% reflects a 24.7% discount to the Comparative Group average and a 44.7% discount to the All Public Thrift average.

Based on the Valuation Range as indicated above, the Bank’s pro forma P/E ratios ranged from a minimum of 52.8x to 58.0x based on LTM earnings and 70.2x to 70.5x based on recent quarter earnings annualized. As discussed earlier, the Bank’s low historical earnings results over the observed periods produce distortedly high P/E ratios. Several of the Comparative Group companies exhibited non-meaningful P/E ratios based on their negative earnings. Similarly, consideration of the Bank’s core earnings produces abnormally high P/E ratios ranging from

FELDMAN FINANCIAL ADVISORS, INC.

44.0x to 50.8x based on LTM core earnings and 35.1x to 42.8x based on annualized quarterly core earnings.

Based on the P/A measure, the Bank’s pro forma midpoint of $22.500 million reflects a corresponding valuation ratio of 13.57%, ranging from 11.74% at the minimum to 15.33% and 17.28% at the maximum and adjusted maximum, respectively. The Bank’s P/A ratio of 15.33% at the maximum reflects a premium of 25.5% to the Comparative Group average of 12.21% and a 6.8% premium to the All Public Thrift average of 14.35%, primarily reflecting the Bank’s higher pro forma capital level on a fully-converted basis. Based on the maximum valuation of $25.875 million, the Bank’s pro forma equity to assets ratio is 19.55%, versus the respective Comparative Group and All Public Thrift averages of 11.24% and 10.24%, respectively.

Valuation Conclusion

It is our opinion that, as of September 8, 2004, the aggregate estimated pro forma market value of the Bank on a fully converted basis was within the Valuation Range of $19,125,000 to $25,875,000 with a midpoint of $22,500,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase to establish the maximum. An additional 15% increase above the maximum results in an adjusted maximum of $29,756,250. Exhibit IV displays the assumptions and calculations utilized in determining the Bank’s estimated pro forma market value on a fully converted basis. Exhibit V displays the Bank’s resulting pro forma data assuming a sale of 45% of the aggregate pro forma market value of common stock in the MHC Reorganization.

FELDMAN FINANCIAL ADVISORS, INC.

[Table 23]

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit I

Background of Feldman Financial Advisors, Inc.

Overview of Firm

Feldman Financial Advisors provides consulting and advisory services to financial institutions and mortgage companies in the areas of corporate valuations, mergers and acquisitions, strategic planning, branch sales and purchases, developing and implementing regulatory business and capital plans, and expert witness testimony and analysis. Our senior staff members have been involved in the stock conversion process since 1982 and have valued more than 350 converting institutions.

Feldman Financial Advisors was incorporated in February 1996 by a group of consultants who were previously associated with Kaplan Associates. Each of the principals at Feldman Financial Advisors has more than 10 years experience in consulting and all were officers of their prior firm. Our senior staff collectively has worked with more than 1,000 banks, thrifts and mortgage companies nationwide. The firm’s office is located in Washington, D.C.

Background of Senior Professional Staff

Trent Feldman - President. Trent is a nationally recognized expert in providing strategic advice to and valuing service companies, and advising on mergers and acquisitions. Trent was with Kaplan Associates for 14 years and was one of three founding principals at that firm. Trent also has worked at the Federal Home Loan Bank Board and with the California legislature. Trent holds Bachelors and Masters Degrees from the University of California at Los Angeles.

Peter Williams - Principal. Peter specializes in merger and acquisition analysis, stock and other corporate valuations, strategic business plans and retail delivery analysis. Peter was with Kaplan Associates for 13 years. Peter also served as a Corporate Planning and Development Analyst with the Wilmington Trust Company in Delaware. Peter holds a BA in Economics from Yale University and an MBA in Finance and Investments from George Washington University.

Michael Green - Principal. Mike is an expert in mergers and acquisition analysis, financial institution and corporate valuations, and strategic and business plans. During Mike’s 10 years at Kaplan Associates, his experience also included business restructurings, litigation support, mark-to-market analysis, and goodwill valuations. Mike holds a BA in Finance and Economics from Rutgers College.

Greg Izydorczyk - Senior Vice President. Greg specializes in merger and acquisition analysis and corporate valuations and also has experience in mark-to-market analysis and business plans. Greg was with Kaplan Associates for three years. Previous, Greg worked as a Senior Auditor for First Virginia Bank and Integra Financial and as a Financial Analyst with Airbus Industrie of N.A. Greg holds a BS in Finance from Pennsylvania State University and an MBA in Finance from the Katz Graduate School, University of Pittsburgh.

I-1

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-1

Statement of Financial Condition

As of December 31, 2002 to 2003 and June 30, 2004

(Dollars in Thousands)

		December 31,
	June 30, 2004	2003	2002
ASSETS
Cash and due from banks	$748	$820	$936
Federal funds sold	2,727	2,678	5,555
Investment securities – available for sale	7,888	7,849	6,243
Investment securities – held to maturity	3,994	3,993	7,000
Mortgage backed securities – held to maturity	8,450	10,266	9.257
Loans receivable, net	114,833	93,210	73,814
Federal Home Loan bank stock	1,475	825	773
Premises and equipment, net	5,956	6,050	6,187
Ground rents	—	155	162
Accrued interest receivable and other assets	682	590	806

TOTAL ASSETS	$146,753	$126,436	$110,733

LIABILITIES AND EQUITY
Total deposits	$100,434	$97,824	$97,768
Checks outstanding in excess of bank balance	4,004	683	30
Federal Home Loan Bank advances	29,500	16,500	1,500
Advance payments for taxes and insurance	1,580	279	276
Other liabilities	259	210	248

TOTAL LIABILITIES	135,777	115,495	99,822
Retained earnings	11,031	10,966	10,904
Accum. other comprehensive income (loss)	(55)	(25)	6

EQUITY CAPITAL	10,976	10,941	10,910

TOTAL LIABILITIES AND EQUITY	$146,753	$126,436	$110,733

Source: Slavie Federal Savings Bank, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-2

Statement of Operations

For the Years Ended December 31, 2002 and 2003

And the Six Months Ended June 30, 2003 and 2004

(Dollars in Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
Total interest income	$3,018	$2,943	$5,852	$6,164
Total interest expense	1,414	1,680	3,229	3,849

Net interest income	1,604	1,263	2,623	2,315
Provision for loan losses	24	15	38	44

Net interest income after provision	1,580	1,248	2,584	2,271
Rental income	49	5	14	9
Loss on sale of ground rents	(102)	(1)	(5)	(4)
Other income	36	47	92	84

Total non-interest income (loss)	(17)	52	101	89
Compensation and related expenses	704	569	1,164	1,147
Occupancy expense	196	171	358	302
Advertising expense	99	79	174	209
Service bureau expense	70	71	142	141
Furniture, fixtures and equipment	108	128	233	232
Telephone, postage and delivery	40	41	84	72
Other expenses	247	207	460	428

Total non-interest expense	1,464	1,266	2,615	2,532
Income (loss) before taxes	99	35	70	(172)
Income tax provision (benefit)	34	4	8	(61)

Net income (loss)	$65	$31	$62	$(111)

Source: Slavie Federal Savings Bank, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-3

Investment Portfolio Composition

As of December 31, 2002 and 2003

And June 30, 2004

(Dollars in Thousands)

			December 31,
	June 30, 2004		2003		2002
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale
ARM mutual fund	$7,978	$7,888	$7,891	$7,849	$6,232	$6,243

Total available for sale	$7,978	$7,888	$7,891	$7,849	$6,232	$6,243

Securities held to maturity
U.S. govt. agency securities	$3,994	$3,915	$3,993	$3,980	$7,000	$7,065
Mortgage-backed securities:
Ginnie Mae	4,308	4,221	5,053	5,002	3,345	3,413
Fannie Mae	610	608	853	877	2,367	2,462
Freddie Mac	3,532	3,534	4,360	4,344	3,545	3,549

Total mortgage-backed securities	8,450	8,363	10,266	10,223	9,257	9,424

Total held to maturity	$12,444	$12,278	$14,259	$14,203	$16,257	$16,489

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-4

Loan Portfolio Composition

As of December 31, 2002 and 2003

And June 30, 2004

(Dollars in Thousands)

	June 30, 2004		December 31,
			2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans
One- to four-family	$102,969	88.74	$82,779	88.10	$64,286	86.19
Multi-family	—	0.00	—	0.00	507	0.68
Commercial	3,070	2.65	2,386	2.54	2,479	3.33
Construction	920	0.79	225	0.24	300	0.40
Acq. and development	1,507	1.29	1,443	1.54	581	0.78

Total real estate loans	108,466	93.48	86,833	92.42	68,153	91.38
Consumer Loans
Home equity	6,838	5.89	6,456	6.87	5,980	8.02
Other	730	0.63	670	0.71	452	0.60

Total consumer loans	7,658	6.52	7,127	7.58	6,342	8.62
Total loans, gross	$116,034	100.00	$93,959	100.00	$74,585	100.00

Less:
Loans in process	(632)		(175)		(195)
Loan loss allowance	(387)		(362)		(324)
Deferred loan fees	(182)		(212)		(252)

Total loans, net	$114,833		$93,210		$73,814

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-5

Loan Origination Activity

For the Years Ended December 31, 2002 and 2003

And the Six Months Ended June 30, 2003 and 2004

(Dollars in Thousands)

	Six Mos. Ended June 30,		Year Ended Dec. 31,
	2004	2003	2003	2002
Balance at beginning of period	$93,210	$73,814	$73,814	$75,077
Real Estate Loans
One- to four-family	25,197	12,050	41,502	18,489
Commercial	911	40	591	608
Construction (1)	695	175	400	480
Consumer Loans
Home equity	1,260	1,692	3,875	3,486
Other	180	85	376	165

Total loans originated	28,843	14,042	46,744	23,228
Total loans purchases	52	77	343	580
Less:
Total loans or participations sold	—	—	—	—
Principal repayments	6,493	13,963	27,518	24,859
Transfers to foreclosed real estate	—	—	—	—
Other (2)	176	92	173	212

Total deductions	6,672	14,055	27,691	25,071
Balance at end of period	$114,833	$73,878	$93,210	$73,814

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-6

Deposit Account Distribution

As of December 31, 2002 and 2003

And June 30, 2004

(Dollars in Thousands)

	June 30, 2004		December 31,
			2003		2002
	Amount	Wtd. Avg. Rate	Amount	Wtd. Avg. Rate	Amount	Wtd. Avg. Rate
NOW and money market	$18,489	0.74%	$18,462	1.06%	$18,552	1.78%
Savings deposits	12,564	0.80	12,734	1.14	10,144	1.54
Certificates of deposit	68,980	3.24	66,232	4.12	68,462	4.79
Accrued interest payable	1	3.24	2	4.12	2	4.79
Non-interest bearing	400	—	395	—	608	—

Total deposits	$100,434	2.46%	$97,824	3.14%	$97,768	3.86%

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-7

Borrowed Funds Distribution

As of or for the Years Ended December 31, 2002 and 2003

And the Six Months Ended June 30, 2004

(Dollars in Thousands)

	Six Months Ended June 30,		Year Ended December 31
	2004	2003	2003	2002
FHLB Advances
Maximum month-end balance	$29,500	$1,500	$16,500	$1,500
Balance at end of period	29,500	1,500	16,500	1,500
Average balance	18,667	1,500	5,507	1,500
Wtd. avg. rate at end of period	2.26%	4.90%	2.34%	4.90%
Wtd. avg. rate during period	2.23%	4.93%	2.81%	4.93%

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II-8

Branch Office Network

As of June 30, 2004

(Dollars in Thousands)

Location	Leased or Owned		Year Acquired or Leased	Net Book Value of Property	Deposits at June 30, 2004
Main Office 1614 Churchville Road Bel Air, Maryland 21015	Owned		2001	$5,065	$11,518
Branch Office 3700 East Northern Parkway Baltimore, Maryland 21206	Owned		1976	$259	$85,608
Branch Office 601 Edgewood Road Edgewood, Maryland 21040	Leased	(1)	2001	$171	$3,308

(1)	Current lease expires on April 30, 2006 with option to renew for three additional terms of five years each.

Source: Slavie Federal Savings Bank, preliminary prospectus.

FELDMAN FINANCIAL ADVISORS, INC.

[Exhibit III]

III-1

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit IV-1

Pro Forma Assumptions for Full Conversion Valuation

1.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.

2.	The net offering proceeds are invested to yield a return of 3.83%, which represented the average of the yield on interest-earning assets and the cost of deposits for the LTM period ending June 30, 2004. The effective income tax rate was assumed to be 38.62%, resulting in a net after-tax yield of 2.35%.

3.	It is assumed that 8.0% of the shares offered for sale at the initial offering price will be acquired by the Bank’s employee stock ownership plan (“ESOP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a twenty-year loan period. No reinvestment is assumed on proceeds used to fund the ESOP.

4.	It is assumed that 4.0% of the shares offered for sale at the initial offering price will be acquired by the Bank’s recognition and retention plan (“RRP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RRP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RRP.

5.	Fixed offering expenses are estimated at $450,000.

6.	Marketing fees for the stock offering are estimated at 1.25% of the amount of stock sold in the offering, excluding sales to directors, officers, employees, and stock-benefit plans.

7.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.

8.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

FELDMAN FINANCIAL ADVISORS, INC.

[Exhibit IV-2]

FELDMAN FINANCIAL ADVISORS, INC.

[Exhibit IV-3]

FELDMAN FINANCIAL ADVISORS, INC.

[Exhibit IV-4]

FELDMAN FINANCIAL ADVISORS, INC.

[Exhibit IV-5]

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit V-1

Pro Forma Assumptions for MHC Stock Offering

1.	The aggregate common stock sold in the stock offering will amount to 45% of total shares outstanding. The remaining 55% of common stock will be owned by the MHC.

2.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.

3.	The net offering proceeds are invested to yield a return of 3.83%, which represented the average of the yield on interest-earning assets and the cost of deposits for the LTM period ending June 30, 2004. The effective income tax rate was assumed to be 38.62%, resulting in a net after-tax yield of 2.35%.

4.	It is assumed that 8.87% of the shares offered for sale (or 3.99% of total shares outstanding) will be acquired by the Bank’s employee stock ownership plan (“ESOP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a twenty-year loan period. No reinvestment is assumed on proceeds used to fund the ESOP.

5.	It is assumed that 4.42% of the shares offered for sale (or 1.99% of total shares outstanding) will be acquired by the Bank’s recognition and retention plan (“RRP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RRP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RRP.

6.	Fixed offering expenses are estimated at $450,000.

7.	Marketing fees for the stock offering are estimated at 1.25% of the amount of stock sold in the offering, excluding sales to directors, officers, employees, and stock-benefit plans.

8.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.

9.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

V-1

FELDMAN FINANCIAL ADVISORS, INC.

[Exhibit V-2]

V-2